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Filed pursuant to Rule 424(b)(1)
Registration No. 333-120280

Prospectus

3,247,878 shares

Common stock

We are offering 3,247,878 shares of our common stock. Our common stock is traded on the NASDAQ National Market under the symbol "NTMD." The last reported sale of our common stock on December 7, 2004 was $24.46.

	Per share	Total

Price to public	$24.46	$79,443,096
Underwriting discounts and commissions	$1.47	$4,774,381
Proceeds to NitroMed	$22.99	$74,668,715

We have granted the underwriters the right to purchase up to 431,581 additional shares of common stock to cover over-allotments.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Pacific Growth Equities, LLC
Deutsche Bank Securities	Bear, Stearns & Co. Inc.

December 8, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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Prospectus summary

This summary highlights information contained elsewhere in this prospectus which we consider important to investors. You should read the entire prospectus carefully before making an investment in our common stock.

Our business

NitroMed is an emerging pharmaceutical company focused on the research, development and commercialization of proprietary pharmaceuticals based on the therapeutic benefits of nitric oxide. We are currently developing our lead nitric oxide-enhancing drug candidate, BiDil, to treat African Americans diagnosed with heart failure. Our goal is to become a leading, multi- product pharmaceutical company by developing additional innovative nitric oxide products and by building on our BiDil development experience and commercialization infrastructure to identify and market additional products for cardiovascular and metabolic diseases for the African American population.

Our recent phase III clinical trial of BiDil was halted in July 2004 due to significant survival benefits in patients taking the drug. Data from this trial presented at the American Heart Association annual meeting in November 2004 showed that African American patients with heart failure experienced a 43% improvement in survival after taking BiDil in addition to standard heart failure therapy, as compared to patients in a placebo group who received only standard heart failure therapy. We intend to use this data to file an amended new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, by the end of 2004. We plan to directly market BiDil, if approved, to physicians who treat African Americans with heart failure. We expect to have available by the end of the first quarter of 2005 both the sales force and the quantities of finished product required to support the subsequent launch of BiDil, subject to FDA approval.

We are also applying our nitric oxide technology with the goal of developing new pharmaceuticals, as well as safer and more effective versions of existing drugs, to target significant diseases and major commercial markets. Our research and development efforts focus on major diseases that are characterized by a deficiency in nitric oxide, such as cardiovascular and inflammatory diseases. We have entered into corporate collaboration agreements with Boston Scientific to jointly develop nitric oxide-enhanced paclitaxel-coated stents, and with Merck to jointly develop nitric oxide-enhancing COX-2 inhibitors. On September 30, 2004, Merck voluntarily withdrew its COX-2 inhibitor Vioxx from worldwide markets and halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors. As a result, we agreed with Merck to terminate this collaboration agreement in November 2004. We retain all rights to the application of our technology in the field of nitric oxide-enhancing COX-2 inhibitors.

BiDil—treatment for heart failure in African Americans

Heart failure, or end-stage cardiovascular disease, affects approximately five million Americans. There is no cure for this disease, and more than 50% of patients die within five years of diagnosis. African Americans as a group are at greater risk for, and are more likely to die at a younger age from, heart disease when compared to non-African Americans. Based on data from the Centers for Disease Control, we estimate that there are currently 750,000 African Americans who have been diagnosed with heart failure. This patient population accounted for a disproportionately high percentage, 15.3%, of all heart failure patients in the United States in 2002. Additionally, analyses of heart failure clinical trials show that the mortality rate for African Americans is higher than for non-African Americans even after adjustment for social and economic factors.

Our lead product candidate, BiDil, is an orally-administered, fixed-dose combination of two drugs, isosorbide dinitrate and hydralazine. Isosorbide dinitrate is a nitric oxide donor. Hydralazine is an antioxidant and vasodilator, which means that it protects nitric oxide formed by isosorbide dinitrate and dilates blood vessels. Based on recent clinical data, we believe that African Americans as a group, compared to non-African Americans as a group, may, on average, produce less nitric oxide in their arteries or destroy too quickly the nitric oxide that is produced, leaving African Americans, as a group, more vulnerable to heart failure. BiDil is intended to treat these specific characteristics, thus providing a number of beneficial effects for African American heart failure patients. Because heart failure is a chronic disease, we expect that, if approved, BiDil, like other medicines taken for chronic heart disease, could be taken for the duration of the patient's life.

We are establishing a marketing organization and sales force to launch and commercialize BiDil, if approved, to physicians who treat African Americans diagnosed with heart failure. In November 2004, we entered into an agreement with Publicis Selling Solutions, a contract sales organization, for a specialized sales force exclusively dedicated to BiDil, consisting of 175 to 200 sales representatives. This sales team will target cardiologists and primary care physicians who are located in geographic areas that we believe constitute approximately 90% of the African American heart failure market in the United States.

Our strategy

Our goal is to become a leading, multi-product pharmaceutical company by developing additional innovative nitric oxide products and by building on our BiDil development experience and commercialization infrastructure to identify and market additional products for cardiovascular and metabolic diseases for the African American population. Key elements of our strategy include:

•  Successfully commercializing BiDil;

•  Successfully leveraging our BiDil sales force;

•  Capitalizing on our clinical development expertise;

•  Focusing our internal development projects and corporate collaborations on nitric oxide-enhancing versions of existing medicines; and

•  Continuing to protect and enhance our product-specific and nitric oxide intellectual property rights and capabilities.

We were incorporated in Delaware in 1992. Our principal executive office is located at 125 Spring Street, Lexington, Massachusetts 02421, and our telephone number is (781) 266-4000. Our internet address is www.nitromed.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

Unless otherwise stated, all references to "us," "our," "NitroMed," "we," "the company" and similar designations refer to NitroMed, Inc. NitroMed®, NitRx®, BiDil® and NitroMed's logo "N" are trademarks of NitroMed. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The offering

Common stock offered by NitroMed: 3,247,878 shares

Common stock to be outstanding after this offering: 29,604,508 shares

Over-allotment option: 431,581 shares

Use of proceeds

We intend to use the net proceeds of this offering for our planned BiDil commercialization activities, including establishment of sales and marketing capabilities, research and development, working capital and general corporate purposes. For more detailed information, see "Use of Proceeds" on page 24.

NASDAQ National Market Symbol: NTMD

The common stock outstanding after the offering is based on the number of shares outstanding as of September 30, 2004, and excludes:

•  3,179,307 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2004 with a weighted average exercise price of $5.11 per share;

•  14,099 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2004 with a weighted average exercise price of $0.08 per share; and

•  an aggregate of 814,328 shares available for future issuance under our 2003 stock incentive plan and 2003 employee stock purchase plan.

Except as otherwise noted, we have presented the information in this prospectus assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock in the offering.

Summary financial data

You should read the following summary financial data in conjunction with "Selected financial data," "Management's discussion and analysis of financial condition and results of operations" and our financial statements and related notes, all included elsewhere in this prospectus. The summary financial data for the three years ended December 31, 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2003 and 2004 and as of September 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, that management considers necessary for a fair presentation of our results of operations for these periods and financial position at that date. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the nine months ended September 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share data)	2001	2002	2003	2003	2004

Statement of operations data:
Revenue	$250	$750	$12,775	$5,582	$6,994
Operating expenses:
Research and development	10,214	16,133	18,907	13,718	18,831
General and administrative	2,362	2,531	3,114	1,903	9,152

Loss from operations	(12,326)	(17,914)	(9,246)	(10,039)	(20,989)

Net loss	(11,629)	(17,342)	(8,769)	(9,748)	(20,057)
Deemed dividends related to beneficial conversion features of redeemable convertible preferred stock	—	—	(19,357)	(8,356)	—
Accretion of dividends to redemption value	(1,662)	(2,697)	(2,794)	(2,330)	—

Net loss attributable to common stockholders	$(13,291)	$(20,039)	$(30,920)	$(20,434)	$(20,057)

Net loss per common share:
Basic and diluted	$(17.91)	$(20.66)	$(6.95)	$(20.58)	$(0.78)
Weighted average basic and diluted common shares outstanding	742	970	4,447	993	25,829

As of September 30, 2004	Actual	As adjusted

Balance sheet data:
Cash, cash equivalents and marketable securities	$77,058	$151,235
Working capital	62,340	136,517
Total assets	81,428	155,605
Total stockholders' equity	64,017	138,194

The as adjusted balance sheet data as of September 30, 2004 gives effect to the sale of the shares of common stock offered by this prospectus at a public offering price of $24.46 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, which we believe are the most significant risk factors we face, before you decide to buy our common stock.

Risks relating to our business

Because we have a history of losses and our future profitability is uncertain, our common stock is a highly speculative investment.

We have experienced significant operating losses since our inception in 1992. For the nine-month period ended September 30, 2004, we had a net loss of $20.1 million. As of September 30, 2004, we had an accumulated deficit of approximately $126.9 million. We expect that we will continue to incur substantial losses and that our cumulative losses will increase as our commercialization, research and development efforts expand. We expect that the losses that we incur will fluctuate from quarter to quarter and that these fluctuations may be substantial. To date, we have not recorded any revenue from the sale of products, and we will not be able to do so unless and until one of our products completes clinical trials and receives regulatory approval. BiDil is our only product candidate that has advanced into late-stage clinical trials, and we do not anticipate receiving revenues from BiDil until at least 2005, if ever. All of our other product candidates are in research or pre-clinical development, will require significant additional testing prior to submission of any regulatory applications and, as such, are not expected to be commercially available for many years, if at all.

A large portion of our expenses is fixed, including expenses related to facilities, equipment and personnel. In addition, we expect to spend significant amounts to fund commercialization, research and development of our product candidates and to enhance our core technologies. As a result, we expect that our operating expenses will continue to increase significantly in the near term and, consequently, we will need to generate significant revenue to achieve profitability. At the present time we are unable to estimate the level of revenues, if any, that we will realize from the commercialization of our product candidates, including BiDil. We are therefore unable to estimate when we will achieve profitability, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We are heavily dependent on obtaining regulatory approval for and successfully commercializing BiDil, our most advanced drug candidate.

Our financial, operational and management resources are primarily dedicated to our most advanced drug candidate, BiDil, which has not been approved by the FDA. In July 2004, we halted our phase III confirmatory clinical trial of BiDil on the recommendation of the independent Data and Safety Monitoring Board and the trial's steering committee due to a significant survival benefit seen in African American patients taking the drug. We submitted the clinical dataset from the trial to the FDA on November 1, 2004 and expect to file an amendment to our NDA with the FDA by the end of 2004. We will need to receive FDA approval of our amended NDA before we can market and sell BiDil in the United States. We cannot predict whether or when we may receive FDA approval of BiDil. In particular, while we expect to have available by the end of first quarter of 2005 the sales force and quantities of finished product required to support the launch of BiDil, we do not expect that the FDA will act on our application by that time. Even if we obtain FDA approval, we may not be able to launch BiDil prior to the end of 2005, if at all.

Our BiDil clinical trial was performed exclusively on subjects who are self-identified as African American. To our knowledge, the FDA has never approved a drug product for use in a particular ethnic population. The FDA's receptiveness to drugs that are approved and marketed on the basis of different ethnicity-based therapeutic outcomes is untested and may be adversely affected by contrary scientific or public health evidence or political or legal factors. For example, scientific evidence could emerge that suggests that there is no physiological basis to support pharmaceutical development of drugs based upon ethnicity. Moreover, others may express the view that ethnicity is only a sociological concept and, accordingly, there is not a valid basis for the commercialization of medicines based on ethnicity. These factors or others may significantly delay FDA approval of our BiDil application beyond the time normally required for the FDA to act and could prevent us from obtaining FDA approval of BiDil.

If we fail to achieve regulatory approval or market acceptance of BiDil, our near-term ability to generate product revenue, our reputation and our ability to raise additional capital will be materially impaired, and the value of an investment in our stock will decline.

We will require substantial additional funds and, if additional capital is not available, we may need to limit, scale back or cease our operations.

We have used and will continue to require substantial funds to conduct research and development, including pre-clinical testing and clinical trials of our product candidates, and to market and manufacture any products that are approved for commercial sale. For example, we estimate that we will incur significant expenses in the last quarter of 2004 and during 2005 as we develop sales and marketing capabilities and prepare for the anticipated 2005 launch of BiDil, assuming FDA approval. Moreover, we may incur significant additional expenditures to conduct pre-clinical testing of our nitric-oxide stents, nitric oxide-enhancing COX-2 inhibitors, and other early-stage development programs. Because the successful development of these programs is uncertain, we are unable to estimate the actual funds we will require to complete research and development of our product candidates and commercialization of our products. We believe that our existing cash and marketable securities, together with the proceeds of this offering and cash we expect to receive under our collaborations with Boston Scientific and Merck, will be sufficient to support our current operating plan for at least the next 15 months.

However, our future capital requirements, and the period in which we expect our current cash to support our operations, may vary from what we expect due to a number of factors, including the following:

•  the time and costs involved in obtaining regulatory approvals for BiDil and our other product candidates;

•  the costs of manufacturing, distributing, marketing and selling BiDil, if and when approved by regulatory authorities;

•  the timing, receipt and amount of milestone and other payments, if any, from collaborators;

•  the timing, receipt and amount of sales and royalties, if any, from our potential candidates;

•  the resources required to successfully complete our clinical trials;

•  continued progress in our research and development programs, as well as the magnitude of these programs;

•  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•  costs related to acquiring or in-licensing new technologies; and

•  our ability to establish and maintain additional collaborative arrangements.

We may be required to seek additional funding in the future and may do so through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms, or at all. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders will result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own.

If we do not successfully market and sell BiDil or our other product candidates, either directly or through third parties, our future revenue will be limited.

We currently have limited sales, marketing and distribution experience. If BiDil is approved, we intend to launch and market BiDil in North America ourselves, using a contract sales force, and, in the future, we may also seek to market other products ourselves which are not already subject to marketing agreements where we believe the target physician market can be effectively reached by the sales force we intend to establish directly or by contract. In order to develop or contract for sales and marketing capabilities, we will have to invest significant amounts of money and management resources. Because we minimized these expenditures prior to obtaining the results of our BiDil clinical trial, we may have insufficient time to build our sales and marketing capabilities in advance of BiDil's expected launch. Moreover, if the approval of BiDil is delayed substantially, or BiDil is not approved, we will have incurred significant unrecoverable expenses.

For BiDil and any other product candidates for which we decide to perform for sales, marketing and distribution functions ourselves or through a third party, we could face a number of additional risks, including:

•  we may not be able to attract, build and retain or contract for a significant and qualified marketing or sales force;

•  the cost of establishing or contracting for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•  our direct sales and marketing efforts may not be successful.

For products with larger target physician markets, we plan to rely significantly on sales, marketing and distribution arrangements with third parties. For example, we plan to rely on our existing collaboration for the commercialization of stents coated with nitric oxide-releasing compounds if development is successful and such products are approved by the FDA. We may have to enter into additional marketing arrangements in the future. We may not be able to successfully enter into sales, marketing and/or distribution agreements with any other third parties in the future, on terms which are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues for any products for which we rely on third-party sales, marketing and distribution support will depend heavily on the success of the efforts of these third parties.

If our third-party contract sales organization does not devote sufficient resources to our BiDil project, our ability to achieve near-term revenue could be harmed.

We recently executed a definitive agreement with Publicis Selling Solutions, Inc., or Publicis, a contract sales organization, pursuant to which, on our behalf, Publicis will recruit, hire, train and employ a specialty sales force of 175 to 200 sales representatives to sell BiDil to our target prescriber markets. If BiDil is approved, our near-term revenue for BiDil will depend heavily upon the success and efforts of Publicis. If Publicis does not devote the resources, time and training required to establish an effective and qualified sales force, our ability to achieve revenue from sales of BiDil will be harmed.

Physicians, payors and patients may not be receptive to BiDil or our other product candidiates, if approved, which could prevent us from achieving and maintaining profitability.

BiDil and the other product candidates that we are developing are based upon technologies or therapeutic approaches that are not currently in the marketplace. Assuming we receive FDA approval, we plan to market BiDil only in the United States. Key participants in the U.S. pharmaceutical marketplace, such as physicians, payors and patients, may not accept a product intended to improve therapeutic results based on ethnicity. As a result, it may be more difficult for us to convince the medical community and third-party payors and patients to accept and use our products. Our business is substantially dependent on market acceptance of BiDil. If we are unable to launch and commercialize BiDil, we will not generate revenue, and our stock price may decline.

Other factors that we believe will materially affect market acceptance of BiDil and our other product candidates under development include:

•  the timing of our receipt of any marketing approvals, the terms of any approval (including labeling requirements and/or limitations), and the countries in which approvals are obtained, if any;

•  the safety, efficacy and ease of administration of BiDil;

•  the success of our physician education programs; and

•  the availability of government and third-party payor reimbursement.

The application of our nitric oxide technology is unproven in humans and, as a result, we may not be able to successfully develop and commercialize any products based upon this technology.

A component of our strategy is to seek to improve existing medicines with our proprietary nitric oxide technology. Our product candidates include nitric oxide enhancements of existing drugs. Thus, we are modifying compounds whose chemical and pharmacological profiles are well-documented and understood. However, many of our potential product candidates are new molecules with chemical and pharmacological profiles that differ from that of the existing drugs. These compounds may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. In addition, it is possible that existing drugs or newly-discovered drugs may not benefit from the application of our nitric oxide technology. If we are not able to successfully develop and commercialize drugs based upon our technological approaches, we will not generate revenue based on these drugs, and the value of our stock will decline.

If our clinical trials for any product candidates we advance into clinical testing are not successful, we may not be able to successfully develop and commercialize our products.

In order to obtain regulatory approvals for the commercial sale of our product candidates, we or our collaborators will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of our product candidates. We may not be able to obtain authority from the FDA or other regulatory agencies to commence or complete these clinical trials. If permitted, such clinical testing may not prove that our drug candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. Moreover, positive results demonstrated in pre-clinical studies and clinical trials that we complete may not be indicative of results obtained in future clinical trials. Furthermore, we, one of our collaborators, institutional review boards or regulatory agencies may suspend clinical trials at any time if it is believed that the subjects or patients participating in such trials are being exposed to unacceptable health risks. Adverse or inconclusive clinical trial results concerning any of our drug candidates could require us to conduct additional clinical trials, result in increased costs and significantly delay the filing for marketing approval for those drug candidates with the FDA or result in a filing for a narrower indication than was originally sought or result in a decision to discontinue development of those drug candidates.

The successful completion of our clinical trials will depend on, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol, the availability of alternative treatments, the proximity of patients to clinical sites and the eligibility criteria for the study. We may be unable to enroll the number of patients we need to complete a trial on a timely basis. Moreover, delays in planned patient enrollment for clinical trials may cause us to incur increased costs and delay commercialization.

We have relied on academic institutions or clinical research organizations to supervise or monitor some or all aspects of our BiDil trial, and we expect to rely on academic institutions and clinical research organizations for other product candidates we advance into clinical testing. Accordingly, we have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

As a result of these factors, we or third parties on whom we rely may not successfully begin or complete our clinical trials in the time periods we have forecasted, if at all. Moreover, if we incur costs and delays in our programs or if we do not successfully develop and commercialize our products, our stock price could decline.

If we and our partners do not obtain and maintain the regulatory approvals required to market and sell BiDil and our other product candidates, then our business will be unsuccessful, and the market price of our stock will substantially decline.

We and our partners will not be able to market any of our products in the United States, Europe or in any other country without marketing approval from the FDA or equivalent foreign regulatory agency. The regulatory process to obtain market approval for a new drug or medical device takes many years and requires expenditures of substantial resources. We have had only limited experience in preparing applications and obtaining regulatory approvals.

If we do not receive required regulatory approval or clearance to market BiDil or any of our other product candidates, we will not be able to develop and commercialize these products, which will affect our ability to achieve profitability and cause the value of our common stock to substantially decline.

If we, our third-party manufacturers or our service providers fail to comply with applicable laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell our products and harm our reputation.

If we or our third-party manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to less acceptance of our products by the market. These enforcement actions include:

•  product seizures;

•  voluntary or mandatory recalls;

•  voluntary or mandatory patient or physician notification;

•  withdrawal of product approvals;

•  restrictions on, or prohibitions against, marketing our products;

•  fines;

•  restrictions on importation of our products;

•  injunctions;

•  debarment;

•  civil and criminal penalties; and

•  suspension of review of, or refusal to approve, pending applications.

Assuming BiDil is approved for commercial sale, if the third-party manufacturer of BiDil encounters delays or difficulties in production, we may not be able to meet demand for the product, and we may lose potential revenue.

We do not manufacture BiDil and have no plans to do so. We engaged Schwarz Pharma Manufacturing, Inc., or Schwarz Pharma, for the manufacture of batches of BiDil for clinical trials and are negotiating a definitive agreement for the manufacture and supply of commercial quantities of BiDil, assuming it receives FDA approval. Although we are currently negotiating the terms of a definitive commercial manufacture and supply agreement for BiDil with Schwarz Pharma, to date we have not secured a long-term commercial supply arrangement for BiDil. We cannot assure you that we will be able to enter into a commercial manufacturing and supply agreement with Schwarz Pharma or any other contract manufacturer for BiDil on a timely basis or on terms that are favorable to us. If we are unable to establish or maintain a commercially reasonable manufacturing agreement for the production of BiDil, if approved, we may not be able to successfully develop and commercialize BiDil and our stock price will decline.

Furthermore, Schwarz Pharma, if engaged, may encounter difficulties in production. These problems may include:

•  difficulties with production costs and yields;

•  quality control and assurance;

•  shortages of qualified personnel;

•  compliance with strictly enforced federal, state and foreign regulations; and

•  lack of capital funding.

Schwarz Pharma may not perform as agreed or may terminate its engagement with us, which would adversely impact our ability to produce and sell BiDil.

The number of third-party manufacturers with the manufacturing and regulatory expertise and facilities necessary to manufacture finished drug products for us on a commercial scale is limited, and it would take a significant amount of time to arrange, qualify, and receive necessary regulatory approval for alternative arrangements. We may not be able to contract for manufacturing on acceptable terms, if at all.

Any of these factors could increase our costs and result in our being unable to effectively commercialize BiDil. Furthermore, if Schwarz Pharma or any other third-party manufacturer of BiDil fails to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, we may be unable to meet the demand for our product, and we may lose potential revenues.

The development and commercialization of our product candidates may be terminated or delayed, and the cost of development and commercialization may increase, if third parties on whom we rely to manufacture our products do not fulfill their obligations.

We do not manufacture any of our other product candidates and have no current plan to develop any capacity to do so in the future. In order to continue to develop products, apply for regulatory approvals and commercialize our products, we plan to rely on third parties for the production of clinical and commercial quantities of our product candidates. We will depend upon these third parties to perform their obligations in a timely manner and in accordance with applicable laws and regulations. To the extent that third-party manufacturers with whom we contract fail to perform their obligations in accordance with applicable laws and regulations, we may be adversely affected in a number of ways, including:

•  we may not be able to initiate or continue clinical trials of our product candidates;

•  we may be delayed in submitting applications for regulatory approvals for our products;

•  we may be required to cease distribution and/or recall some or all batches of our products; and

•  we may not be able to meet commercial demands for our products or achieve profitability.

We rely on a single source supplier for one of the two active ingredients in BiDil, and the loss of this supplier could prevent us from selling BiDil, which would materially harm our business.

We rely on Sumitomo for our supply of hydralazine, one of the two active ingredients in BiDil. Sumitomo is currently the only supplier of hydralazine worldwide. We do not have any agreement with Sumitomo regarding the supply of hydralazine. If Sumitomo stops manufacturing or is unable to manufacture hydralazine, or if we are unable to procure hydralazine from Sumitomo on commercially favorable terms, we may be unable to continue to sell BiDil on commercially viable terms, if at all. Furthermore, because Sumitomo is currently the sole supplier of hydralazine, Sumitomo has unilateral control over the price of hydralazine. Any increase in the price for hydralazine may reduce our gross margins.

The termination of our collaboration agreement with Merck, resulting from Merck's recent decision to withdraw its COX-2 inhibitor, Vioxx, from worldwide markets, will result in the loss of anticipated milestone and royalty based revenue from the collaboration and may indicate that the development of nitric oxide-enhancing COX-2 inhibitors is not viable.

In December 2002, we entered into an exclusive, worldwide research, collaboration and licensing agreement with Merck pursuant to which we granted Merck marketing and sales rights to our technology for nitric oxide-enhancing COX-2 inhibitors. On September 30, 2004, Merck halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors. This lead nitric oxide candidate is composed of a derivative of rofecoxib. Rofecoxib is the active ingredient in Vioxx, a COX-2 inhibitor which Merck voluntarily withdrew from worldwide markets on September 30, 2004. We have agreed with Merck to terminate our collaboration agreement, which will result in the loss of any potential milestone or royalty revenue from the sale of products that may have resulted from the collaboration as well as any research and development funding that we may have received beyond the end of the initial research term in December 2005. If the FDA imposes additional regulatory burdens for the approval of new

COX-2 inhibitors, if COX-2 inhibitors continue to pose safety concerns, or if the market for COX-2 inhibitors contracts, then we may lose any investment made in the development of, and any potential revenue that may have resulted from, the development, sale or licensing of nitric oxide-enhancing COX-2 inhibitors.

We currently depend on collaborative partners for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates, and these collaborations may not be successful.

We are relying on Boston Scientific to fund the development of and to commercialize nitric oxide-enhancing stents using our technology to prevent the re-closure of arteries, or restenosis, following balloon angioplasty, a treatment to widen blocked arteries. In addition, Merck has funded the development of products based upon our nitric oxide-enhancing COX-2 inhibitor technologies. All of our $12.8 million of revenues for 2003 and our $7.0 million of revenues for the nine months ended September 30, 2004 were derived from licensing, research and development and milestone payments paid to us by Boston Scientific and Merck. We have agreed with Merck to terminate our collaboration on nitric oxide-enhancing COX-2 inhibitor technologies. Please see "Risk Factors—The termination of our collaboration agreement with Merck, stemming from Merck's recent decision to withdraw its COX-2 inhibitor, Vioxx, from worldwide markets, will result in the loss of anticipated milestone and royalty based revenue from the collaboration and may indicate that the development of nitric oxide-enhancing COX-2 inhibitors is not viable." for additional risks relating to our agreement with Merck.

Our agreement with Boston Scientific provides us research and development funding for our nitric oxide-enhancing stent program, and additional payments due to us under the collaboration agreement are generally based on the achievement of specific development and commercialization milestones that may not be met. The agreement with Boston Scientific can be terminated at any time upon 30 days' prior written notice. We are also entitled to royalty payments that are based on the sales of products developed and marketed through the collaboration. These future royalty payments may not materialize or may be less than expected if the related product candidates are not successfully developed or marketed, or if we or our collaborator is forced to license intellectual property from third parties. Accordingly, we cannot predict with certainty whether this collaboration will continue to generate revenues for us and if so, for how long. The loss of the Boston Scientific collaboration could decrease our revenues. We intend to enter into collaborative agreements with other parties in the future relating to other product candidates, and we are likely to have similar risks with regard to any such future collaborations.

In addition, our existing collaboration and any future collaborative arrangements that we seek to enter into with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

•  our collaborators may be pursuing alternative technologies or developing alternative product candidates, either on their own or in collaboration with others, that may be competitive with the product on which they are collaborating with us and which could affect their commitment to our collaboration;

•  reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which will be based on a percentage of net sales by the collaborator;

•  our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect how we are perceived in the business and financial communities; and

•  our collaborators may pursue higher-priority programs or change the focus of their development programs, which could affect the collaborators' commitment to us.

Our failure to successfully acquire, develop and market additional drug candidates or approved drugs would impair our ability to grow.

As part of our strategy, we intend to acquire, develop and market additional drugs and drug candidates to treat African Americans with cardiovascular, metabolic and other diseases that affect this population. The success of this strategy depends upon our ability to identify, select and acquire appropriate pharmaceutical drug candidates and drugs.

Any drug candidate we license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the drug candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any drugs that we develop or acquire that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

Proposing, negotiating and implementing an economically viable acquisition of a drug or drug candidate is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire the rights to additional drug candidates and approved drugs on terms that we find acceptable, if at all.

Risks relating to our intellectual property rights

Our patent protection for BiDil, which is a combination of two generic drugs, is limited, and we may be subject to generic substitution or competition and resulting pricing pressure.

We have no composition of matter patent covering our lead product candidate, BiDil, which we intend to market for the treatment of heart failure in African Americans. BiDil is a fixed-dose combination of two generic drugs, isosorbide dinitrate and hydralazine, which are approved and separately marketed, in dosages similar to those we include in BiDil, for indications other than heart failure, at prices below the prices we expect to charge for BiDil. We have three issued method-of-use patents, one of which covers the use of the combination of isosorbide dinitrate and hydralazine to reduce the incidence of mortality associated with chronic congestive heart failure, expiring in 2007, and the others covering the treatment of heart failure in black patients, expiring in 2020. As a practical matter, we may not be able to enforce these method-of-use patents to prevent physicians from prescribing isosorbide dinitrate and hydralazine separately for the treatment of heart failure in African Americans, even though neither drug is approved for such use.

Other factors may also adversely affect our patent protection for BiDil. The combination therapy of isosorbide dinitrate and hydralazine for use in heart failure was developed through lengthy, publicly-sponsored clinical trials conducted during the 1980s, prior to the filing of the patent application that resulted in the 2007 patent. The U.S. Patent and Trademark Office, or U.S. patent office, considered published reports on these clinical trials and concluded that they did not constitute prior art that would prevent the issuance of the 2007 patent. The U.S. patent office also considered the question of whether the 2007 patent constituted prior art with respect to the 2020 patents, but determined that the claims of the 2020 patents were non-obvious and patentable. A court considering the validity of the 2007 or 2020 patents with respect to questions of prior art might be presented with other alleged prior art or might reach conclusions different from those reached by the U.S. patent office. If the 2007 or 2020 patents were to be invalidated or if physicians were to prescribe isosorbide dinitrate and hydralazine separately for heart failure in African Americans, our BiDil revenue could be significantly reduced, we could fail to recover the cost of developing BiDil and BiDil might not be a viable product.

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize our product candidates will be harmed, and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, in order to prevent others from using our inventions and proprietary information. Because certain United States patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000 or applications filed after such date which will not be filed in foreign countries, third parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over any patent applications of others.

Our strategy depends on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The mere issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties.

The issued patents and patent applications for our product candidates and nitric oxide technology include claims with respect to both the composition of specific drugs or compounds and specific methods of using these drugs or compounds in therapeutic areas. In some cases, like BiDil, our only patent protection is with respect to the method of using a drug or compound, and we do not have patent claims covering the underlying composition of the drug or compound. Method-of-use patents may provide less protection for our product candidates because it may be more difficult to prove direct infringement against a pharmaceutical manufacturer or distributor once they have gained approval for an alternative indication. In addition, if any other company gains FDA approval for an indication separate from the one we are pursuing and markets a drug that we expect to market under the protection of a method-of-use patent, physicians will be able to prescribe that drug for use in the indication for which we have obtained approval, even though the drug is not approved for such indication. As a practical matter, we may not be able to enforce our method-of-use patents against physicians prescribing drugs for such off-label use. Off-label use and any resulting off-label sales could make it more difficult to obtain the price we would otherwise wish to achieve for, or to successfully commercialize, our product. In addition, in those situations where we have only method-of-use patent coverage for a product candidate, it may be more difficult to find a pharmaceutical company partner to license or support development of our product candidate.

Our pending patent applications may not result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the U.S. patent office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we would incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.

A third party may sue us for infringing on its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, our strategy of providing nitric oxide-enhancing versions of existing medicines could lead to more patent litigation as the markets for these existing medicines are very large and competitive. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

For example, we have filed an opposition in the European Patent Office, or EPO, to revoke NicOx S.A.'s European Patent No. 904 110, which we refer to as EP '110. This patent is directed to the use of organic compounds containing a nitrate group or inorganic compounds containing a nitric oxide group to reduce the toxicity caused by certain drugs, including non-steroidal anti-inflammatory drugs, or NSAIDs. The basis for our opposition, in part, is that the claims in EP '110 are anticipated and therefore invalid if they are construed to cover a single compound chemically linked to a nitrate. While we believe that the claims in EP '110 will be invalidated, or be narrowed, we cannot predict with certainty the outcome of the opposition. If the EPO finds that there are valid claims in EP '110 that cover compounds chemically linked to nitrates, we may be adversely affected in our ability to market our product candidates for reducing gastrointestinal toxicity without first obtaining a license from NicOx, which may not be available on favorable terms, if at all. We do not know whether NicOx has filed claims of similar scope to the EP '110 patent in the United States.

If any parties are able to successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties' patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license on unfavorable terms. Moreover, any legal action against us or our partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our partners to obtain a license in order to continue to manufacture or market the affected products and processes. Any license required under any patent may not be made available on commercially-acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively market some of our technology and product candidates, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, a number of our collaborations provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaboration partners to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

We in-license a significant portion of our principal proprietary technologies, and if we fail to comply with our obligations under any of the related agreements, we could lose license rights that are necessary to developing BiDil and our other product candidates.

We are a party to a number of licenses that give us rights to third-party intellectual property that is necessary for our business. In particular, we have obtained the exclusive right to develop and commercialize BiDil pursuant to a license agreement with Dr. Jay N. Cohn, and some of our intellectual property rights relating to nitric oxide compounds have been obtained pursuant to license agreements with the Brigham and Women's Hospital and Boston University. We expect to enter into additional licenses in the future. These licenses impose various development, commercialization, funding, royalty, diligence, and other obligations on us. If we breach these obligations, the licensor may have the right to terminate the license or render the license non-exclusive, which would result in us being unable to develop, manufacture and sell products that are covered by the licensed technology.

Risks relating to our industry

We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The pharmaceutical and medical device industries are highly competitive and characterized by rapid and significant technological change. Our principal competitors in the markets we have targeted, such as cardiovascular disease and inflammation, are large, multinational pharmaceutical and medical device companies that have substantially greater financial and other resources than we do and are conducting extensive research and development activities on technologies and product candidates similar to or competitive with ours.

There are a number of companies currently marketing and selling products to treat heart failure in the general population that will compete with BiDil, if it is approved. These include GlaxoSmithKline, plc, which currently markets Coreg, Merck & Co., Inc., which currently markets Vasotec, Pfizer Inc., which currently markets Inspra, and Astra Zeneca, plc, which currently markets Toprol XL.

We also face competition from other pharmaceutical companies seeking to develop drugs using nitric oxide technology. For example, we are aware of at least four companies working in the area of nitric oxide based therapeutics. These companies are GB Therapeutics, NicOx S.A., OxoN Medica, and Vasopharm BIOTECH GmbH.

Many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals and product marketing and manufacturing. As a result, our competitors may develop and commercialize pharmaceutical products before we do. In addition, our competitors may develop and commercialize products that render our products obsolete or non-competitive or that block or delay approval of our products as a result of patent or non-patent exclusivity.

We may be exposed to product liability claims and may not be able to obtain or maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing, and marketing of human therapeutic products. Our clinical trial liability insurance is subject to deductibles and coverage limitations. We do not currently have any commercial product liability insurance. We may not be able to obtain or maintain insurance on acceptable terms, or at all. Moreover, any insurance that we do obtain may not provide adequate protection against potential liabilities.

If third-party payors do not reimburse customers for BiDil or any of our product candidates that are approved for marketing, they might not be used or purchased, and our revenues and profits might be adversely affected.

Our revenues and profits depend heavily upon the availability of coverage and reimbursement for the use of BiDil, and any of our product candidates that are approved for marketing, from third-party healthcare and state and federal government payors, both in the United States and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

•  safe, effective and medically necessary;

•  appropriate for the specific patient;

•  cost-effective; and

•  neither experimental nor investigational.

Since reimbursement approval for a product is required from third-party and government payors, seeking this approval, particularly when seeking approval for a preferred form of reimbursement over other competitive products, is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. For any individual third-party payor, we may not be able to provide data sufficient to gain reimbursement on a similar or preferred basis to competitive products or at all. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved.

Risks relating to our common stock

Our stock price is subject to fluctuation, which may cause an investment in our stock to suffer a decline in value.

The market price of our common stock may fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical, biotechnology and other life sciences companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. For example, our stock price could be adversely affected if product candidates by others that utilize nitric oxide technology are not successful in clinical testing, fail to achieve regulatory approval or are not accepted in the marketplace, even though these failures may not be related to our product candidates or technology. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our common stock.

We may incur significant costs and suffer management distraction and reputational damage from class action litigation and regulatory or government investigations and actions due to trading in our common stock.

Our stock price has been, and is likely to continue to be, volatile. Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development and marketing efforts, the addition or departure of key personnel, variations in our quarterly operating results and changes in market valuations of pharmaceutical, biotechnology or other life sciences companies. When the market price of a company's stock is volatile, holders of that company's stock may bring securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit was without merit, we could incur substantial costs defending the lawsuit.

On July 20, 2004, the Market Regulation Department of the National Association of Securities Dealers, Inc. advised us that it is conducting a review of trading activity in our common stock surrounding our July 19, 2004 announcement that we had halted our phase III confirmatory clinical trial of BiDil due to the significant survival benefit seen with BiDil. The NASD is reviewing, among other things, information on relationships between our officers, directors and service providers and individuals and institutions who may have traded in our common stock prior to the July 19, 2004 announcement. We are cooperating with this review and have identified certain persons on the list provided to us by the NASD as having a relationship with our chief executive officer and others at NitroMed. We have established a special committee of our board of directors to oversee our response to this review. The NASD may refer this matter to the SEC once it completes its review.

The SEC or other securities regulators may investigate trading activity of insiders and others around events that result in stock price volatility, such as our July 19 announcement, and we may incur substantial costs in connection with any such government investigation or related action. A stockholder lawsuit, SEC or other investigation or action could also damage our reputation or that of our officers or directors and divert their time and attention away from management of NitroMed.

Substantially all of our outstanding common stock may be sold into the market at any time. This could cause the market price of our common stock to drop significantly.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As of September 30, 2004, we had outstanding 26,356,630 shares of common stock. Subject to lock up agreements which will restrict the sale of approximately 5,489,333 of these shares for a period of 45 days after this offering, 6,367,228 of these shares for a period of 60 days after this offering, and 1,920,176 of these shares for a period of 90 days after this offering, substantially all of these shares may also be resold in the public market at any time. In addition, we have a significant number of shares that are subject to outstanding options. The exercise of these options and the subsequent sale of the underlying common stock could cause a further decline in our stock price. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Insiders have substantial control over us and could delay or prevent a change in corporate control.

As of September 30, 2004, our directors, executive officers and principal stockholders, together with their affiliates, own, in the aggregate, approximately 53% of our outstanding common stock. As a result, these stockholders, if acting together, will have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, if acting together, will have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•  delaying, deferring or preventing a change in control of our company;

•  impeding a merger, consolidation, takeover or other business combination involving our company; or

•  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Provisions in our charter documents and under Delaware law may prevent or frustrate attempts by stockholders to change current management and hinder efforts to acquire a controlling interest in us.

Provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may prevent or frustrate attempts by stockholders to replace or remove our current management. These provisions include:

•  a prohibition on stockholder action through written consent;

•  a requirement that special meetings of stockholders be called only by a majority of the board of directors, the chairman of the board or the chief executive officer;

•  advance notice requirements for stockholder proposals and nominations;

•  limitations on the ability of stockholders to amend, alter or repeal our certificate of incorporation or bylaws; and

•  the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally defined as a person or entity which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

Cautionary note regarding forward looking information

This prospectus includes forward looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward looking statements. We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "will," or "may," or other words that convey uncertainty of future events or outcomes to identify these forward looking statements. Forward looking statements in this prospectus may include statements about:

•  the filing of regulatory applications or the receipt of regulatory approvals, including, in particular, regulatory filings and approvals for BiDil;

•  implementation of our corporate strategy, including the establishment of sales and marketing capabilities, and the manufacture of sufficient quantities of BiDil;

•  the completion and success of clinical trials for our product candidates;

•  our research, development and commercialization activities and projected expenditures;

•  the advantages of our technology as compared to other technologies and our ability to compete with our competitors;

•  our ability to obtain and maintain partners for certain of our development programs and the terms of these arrangements;

•  our ability to maintain and establish intellectual property rights in our product candidates;

•  our use of proceeds from this offering;

•  our cash needs; and

•  our financial performance.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward looking statements. These important factors include those that we discuss in this prospectus under the caption "Risk Factors." You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward looking statements. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that our net proceeds from the sale of shares of common stock will be approximately $74.2 million, or approximately $84.1 million if the underwriters fully exercise their overallotment option, in each case after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds to fund:

•  establishment of sales and marketing capabilities, as well as manufacturing and distribution arrangements, required to launch our lead drug candidate, BiDil, pending FDA approval;

•  pre-clinical and clinical development of existing product candidates;

•  discovery and development of additional product candidates; and

•  working capital, capital expenditures and other general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the timing of BiDil regulatory submissions and actions, any terms or conditions imposed by the FDA or any other regulatory agency as a condition of any approval of BiDil, the progress of our commercialization efforts for BiDil, the amount of competitive sales and marketing activities we may face within the heart failure market, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations.

We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

Price range of common stock

Our common stock is traded on the NASDAQ National Market under the symbol "NTMD". Trading of our common stock commenced following our initial public offering on November 6, 2003. The following table sets forth the high and low sale prices per share of our common stock as reported on the NASDAQ National Market for the periods indicated.

	Common stock price
	High	Low

Fiscal year ended December 31, 2003
Fourth quarter (commencing November 6, 2003)	$11.55	$6.90
Fiscal year ended December 31, 2004
First quarter	$9.65	$6.90
Second quarter	$8.15	$5.75
Third quarter	$25.78	$5.70
Fourth quarter (through December 7, 2004)	$25.68	$19.41

On December 7, 2004, the reported last sale price of our common stock on the NASDAQ National Market was $24.46 per share. As of December 6, 2004, there were approximately 62 holders of record of our common stock.

Dividend policy

We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors.

Capitalization

The following table sets forth our cash, cash equivalents, and marketable securities and capitalization as of September 30, 2004:

•  on an actual basis; and

•  on an as adjusted basis to reflect the issuance and sale of 3,247,878 shares of common stock in this offering at a public offering price of $24.46 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

As of September 30, 2004 (in thousands, except per share amounts)	Actual	As adjusted

Cash, cash equivalents and marketable securities	$77,058	$151,235

Stockholders' equity:
Preferred stock, $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.01 par value; 65,000 shares authorized; 26,357 shares issued and outstanding, actual; 29,605 shares issued and outstanding, as adjusted	264	296
Additional paid in capital	193,185	267,330
Deferred stock compensation	(2,334)	(2,334)
Accumulated deficit	(126,903)	(126,903)
Accumulated other comprehensive loss	(195)	(195)

Total stockholders' equity	64,017	138,194

Total capitalization	64,017	138,194

The above data exclude:

•  3,179,307 shares of common stock issuable upon exercise of options outstanding as of September 30, 2004 with a weighted average exercise price of $5.11 per share;

•  14,099 shares of common stock issuable upon exercise of outstanding warrants as of September 30, 2004 with a weighted average exercise price of $0.08 per share; and

•  814,328 shares of common stock available for future issuance under our 2003 stock incentive plan and 2003 employee stock purchase plan.

Dilution

The net tangible book value of our common stock as of September 30, 2004 was approximately $64.0 million, or $2.43 per share. Net tangible book value per share represents our total assets less total liabilities, divided by the number of shares of common stock outstanding at September 30, 2004.

Net tangible book value dilution per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. After giving effect to the issuance and sale of 3,247,878 shares of common stock in this offering, at a public offering price of $24.46 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2004 would have been $138.2 million or $4.67 per share. This represents an immediate increase in net tangible book value to existing stockholders of $2.24 per share. The public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their investment of $19.79 per share. The following table illustrates this per share dilution:

Public offering price per share		$24.46
Historical net tangible book value per share as of September 30, 2004	$2.43
Increase per share attributable to the sale of common stock in this offering	2.24

Pro forma net tangible book value per share after this offering		4.67

Dilution of net tangible book value per share to new investors		$19.79

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after the offering would be $4.93 per share, the increase in net tangible book value per share to existing stockholders would be $2.50 per share, and the dilution to new investors would be $19.53 per share.

The above information excludes 3,179,307 shares of common stock issuable upon exercise of outstanding stock options as of September 30, 2004 at a weighted average exercise price of $5.11 per share and warrants outstanding as of September 30, 2004 that will be exercisable into 14,099 shares of common stock at a weighted average exercise price of $0.08 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted.

Selected financial data

This section presents our historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and "Management's discussion and analysis of financial condition and results of operations." The selected financial data in this section are not intended to replace the financial statements.

We derived the statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from NitroMed's financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2003 and 2004, and the balance sheet data as of September 30, 2004, have been derived from our unaudited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 from our audited financial statements which are not included herein. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position at that date. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss per common share.

	Year ended December 31,					Nine months ended September 30,
(in thousands, except per share data)
	1999	2000	2001	2002	2003	2003	2004

Statement of operations data:
Revenue	$2,658	$2,125	$250	$750	$12,775	$5,582	$6,994
Operating expenses:
Research and development	8,748	8,043	10,214	16,133	18,907	13,718	18,831
General and administrative	2,461	2,048	2,362	2,531	3,114	1,903	9,152

Total costs and expenses	11,209	10,091	12,576	18,664	22,021	15,621	27,983

Loss from operations	(8,551)	(7,966)	(12,326)	(17,914)	(9,246)	(10,039)	(20,989)
Other income, net	594	535	697	572	477	291	932

Net loss	(7,957)	(7,431)	(11,629)	(17,342)	(8,769)	(9,748)	(20,057)
Deemed dividends related to beneficial conversion features of redeemable convertible preferred stock	—	—	—	—	(19,357)	(8,356)	—
Accretion of dividends to redemption value	(101)	(157)	(1,662)	(2,697)	(2,794)	(2,330)	—

Net loss attributable to common stockholders	$(8,058)	$(7,588)	$(13,291)	$(20,039)	$(30,920)	$(20,434)	$(20,057)

Net loss per common share:
Basic and diluted	$(15.86)	$(14.05)	$(17.91)	$(20.66)	$(6.95)	$(20.58)	$(0.78)
Weighted average basic and diluted common shares outstanding	508	540	742	970	4,447	993	25,829

	December 31,					As of September 30,
	1999	2000	2001	2002	2003	2004

Balance sheet data:
Cash, cash equivalents and marketable securities	$11,878	$4,559	$28,331	$11,843	$97,088	$77,058
Working capital	9,750	2,266	25,401	15,838	87,938	62,340
Total assets	13,232	5,507	29,809	22,492	99,170	81,428
Long-term debt	889	353	64	22	—	—
Redeemable convertible preferred stock	44,120	44,277	80,187	82,884	—	—
Accumulated deficit	(35,008)	(42,596)	(55,887)	(75,926)	(106,846)	(126,903)
Total stockholders' equity (deficit)	$(34,030)	$(41,493)	$(54,275)	$(73,353)	$81,799	$64,017

Management's discussion and analysis of financial condition
and results of operations

The following discussion and analysis of financial condition and results of operations should be read together with "Selected financial data," and our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are an emerging pharmaceutical company that discovers, develops and seeks to commercialize proprietary pharmaceuticals. We have devoted substantially all of our efforts towards the research and development of our product candidates. Since our inception, we have had no revenue from product sales and have funded our operations through the sale of equity securities, debt financings, license fees, research and development funding and milestone payments from our collaborative partners. We have never been profitable and have incurred an accumulated deficit of $126.9 million as of September 30, 2004.

Research, development and commercialization expenses relating to our product candidates and to enhancing our core technologies will continue to increase in the near term and may vary significantly from our current estimates. In particular, we expect to incur increased costs during the fourth quarter of 2004 as we seek regulatory approval for BiDil, our lead product in development for the treatment of African Americans diagnosed with heart failure. BiDil is an orally administered nitric oxide-enhancing medicine, which combines isosorbide dinitrate and hydralazine. We recently concluded a phase III confirmatory clinical trial of BiDil which was designed to evaluate the efficacy of BiDil, when taken daily in addition to current therapies. The trial demonstrated that African American patients with heart failure experienced a 43% improvement in survival after taking BiDil in addition to standard heart failure therapy, as compared to patients in a placebo group who received only standard heart failure therapy. In July 2004, following the recommendation of the independent Data and Safety Monitoring Board and the trial's steering committee, we halted this trial because of the significant survival benefit seen in the preliminary trial results for patients taking the drug. We submitted the clinical dataset from the final data for the trial to the FDA on November 1, 2004, and we expect to file the entire amended NDA with the FDA by the end of 2004.

General and administrative costs will increase as we prepare for the planned commercialization of BiDil in 2005. As a result of our decision to halt the BiDil trial and submit an amended NDA to the FDA earlier than initially planned, we expect to incur operating expenses in excess of our previous estimates for the fiscal year ended December 31, 2004, primarily relating to the development of our sales and marketing capabilities, pre-launch related expenses and manufacturing costs in connection with the procurement of commercial supplies of BiDil. In addition, we currently estimate that our existing cash and marketable securities, as well as cash we expect to receive under our collaborations with Boston Scientific and Merck, will be sufficient to support our operating plan, including increased operating expenses in preparation for the planned launch of BiDil, for at least the next nine months, not including the proceeds of this offering.

We will need to generate significant revenues to achieve profitability. At the present time we are unable to estimate the level of revenues, if any, that we will realize from the commercialization of our product candidates, including BiDil. We are therefore unable to estimate when we will achieve profitability, if at all.

On July 20, 2004, the Market Regulation Department of the National Association of Securities Dealers, Inc. advised us that it is conducting a review of trading activity in our common stock surrounding our July 19, 2004 announcement that we had halted our phase III confirmatory clinical trial of BiDil due to the significant survival benefit seen with BiDil. The NASD is reviewing, among other things, information on relationships between our officers, directors and service providers and individuals and institutions who may have traded in our common stock prior to the July 19, 2004 announcement. We are cooperating with this review and have identified certain persons on the list provided to us by the NASD as having a relationship with our chief executive officer and others at NitroMed. We have established a special committee of our board of directors to oversee our response to this review. The NASD may refer this matter to the SEC once it completes its review.

Financial operations overview

Revenue. We have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products until at least 2005. All of our revenue to date has been derived from license fees, research and development payments and milestone payments that we have received from our corporate collaborators. We expect to recognize revenue from our corporate collaborators in a range of approximately $15.0 million to $17.0 million for the fiscal year ending December 31, 2004. In future years, we will seek to generate revenue from a combination of product sales, up-front fees and milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the license of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of research and development, milestone and other payments received under our collaborative or strategic relationships and related continuing obligations, and the amount and timing of payments we receive upon the sale of our products, to the extent any are successfully commercialized.

Research and Development. Research and development expense consists of expenses incurred in identifying, developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers for independent monitoring and analysis of our clinical trials, costs of contract research and manufacturing, costs of facilities and the legal costs of pursuing patent protection of our intellectual property. We expense research and development costs, including patent-related costs, as incurred.

The following summarizes our primary research and development programs. We have not provided program costs since inception because prior to 2000 we did not track and accumulate cost information by research program.

•  BiDil. From May 2001 to July 2004, we enrolled 1,050 patients at 169 clinical sites in the United States in our phase III confirmatory clinical trial for BiDil. We halted the trial in July 2004 due to a significant survival benefit in the preliminary data for patients taking BiDil. We expect to incur significant additional expenditures for BiDil as we complete the analysis of our clinical trial data, apply for regulatory approval, expand our operations, hire additional personnel and, if FDA approval is obtained, seek to launch BiDil in 2005. We estimate that the total direct cost for this trial will be at least $41.0 million. However, the actual total cost of the clinical trial, including any costs associated with the ongoing monitoring of patients and any costs incident to our expected launch of the drug, depends on a number of factors, including potential unanticipated delays as we complete our data analysis and prepare and submit an amendment to our previously-submitted NDA to the FDA and other uncertainties relating to the regulatory approval process. We do not anticipate receiving revenue from BiDil until 2005, if ever. Our failure to commercialize BiDil on a timely basis would have a material adverse effect on our business, financial position and results of operations.

•  Nitric Oxide Stents. We are currently working with Boston Scientific to develop stents coated with a bio-compatible polymer that is capable of releasing nitric oxide. This program is in pre-clinical development. We expect that additional expenditures will be required to conduct pre-clinical testing and, if such pre-clinical testing is successful, to apply for and conduct clinical trials. Because this program is in pre-clinical development, the successful development of products based upon this program is highly uncertain. As such, we are unable to estimate the cost to complete the research and development phase, nor are we able to estimate the timing of bringing potential candidates to market and, therefore, when material cash inflows from milestones and royalties could commence. Our failure, or our partner's failure, to commercialize products based upon this program on a timely basis could have a material adverse effect on our business, financial position and results of operations.

•  Nitric Oxide-Enhancing COX-2 Inhibitors. We established a collaboration with Merck Frosst Canada & Co., a wholly-owned subsidiary of Merck & Co., or Merck, to screen proprietary nitric oxide-enhanced COX-2 inhibitors in advance of clinical testing as analgesic and anti-inflammatory agents and in other specified disease areas. These agents are intended to be second-generation COX-2 inhibitors. On September 30, 2004, Merck halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors. In November 2004, we agreed with Merck to terminate the collaboration agreement. Merck will pay us a lump sum of $1.8 million, representing the full amount of the research funding owed to us for 2005, but is not required to provide us with any further funding. We retain all rights to our technology in the field of nitric oxide-enhancing COX-2 inhibitors, and intend to evaluate the continued development of this technology in collaboration with other potential partners. Significant additional expenditures will be required to conduct pre-clinical testing and to apply for and conduct clinical trials. Because these agents are in pre-clinical or clinical development, their successful development is highly uncertain. As such, we are unable to estimate the cost to complete the research and development phase, nor are we able to estimate the timing of bringing potential candidates to market and, therefore, when material cash inflows from milestones and royalties could commence. Our failure, or any future partner's failure, to commercialize these products under development on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

•  Other Discovery Research. We are also currently utilizing our nitric oxide expertise to develop products for additional medical conditions, including cardiovascular, gastrointestinal, and pulmonary diseases. Our efforts in these areas consist of discovery-stage research primarily directed to establishing our intellectual property position. We expect that additional expenditures will be required to conduct pre-clinical testing and, if such pre-clinical testing is successful, to apply for and conduct clinical trials for any such programs. Because these programs are in pre-clinical development, the successful development of products based upon these programs is highly uncertain. As such, we are unable to estimate the cost to complete research and development, nor are we able to estimate the timing of bringing potential candidates to market and, therefore, when material cash inflows from milestones and royalties could commence.

General and Administrative. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, business development and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services.

As a result of the consummation of our initial public offering on November 10, 2003, we have incurred, and will continue to incur, increased general and administrative expense for investor relations and other activities associated with operating as a publicly-traded company. These increases will include the hiring of additional personnel. We intend to continue to incur increased internal and external business development costs to support our various product development efforts, which can vary from period to period. During the fourth quarter of 2004 and in 2005, we also anticipate incurring significant increased expenses in connection with the expected commercial introduction of BiDil in 2005.

Non Operating Income (Expense). Other income includes interest earned on our cash, cash equivalents and marketable securities, as well as rental income from a sublease of a portion of our facilities in 2003. Other income is net of interest expense.

Boston Scientific Collaboration. In November 2001, we entered into a development and license agreement with Boston Scientific to develop stents coated with nitric oxide-releasing compounds. We have granted Boston Scientific an exclusive worldwide license to develop and commercialize products for restenosis incorporating two nitric oxide-releasing compounds. In consideration of this license, Boston Scientific made an upfront non-refundable license payment of $1.5 million, which is being recognized over the estimated time period of our contractual obligation to provide research and development services. In the event that specified research, development and commercialization milestones are achieved, Boston Scientific is obligated to make milestone payments to us. Boston Scientific is also obligated to pay royalties to us on the sale of any products resulting from the collaboration. In December 2003, we agreed to extend the agreement to continue the research and development collaboration through December 2005, and we received an additional $3.0 million, which is being recognized ratably over the research and development collaboration term. Boston Scientific made a $3.5 million equity investment in our stock in 2001 and made an additional $500,000 equity investment in our stock in August 2003.

Merck Collaboration. In December 2002, we entered into an exclusive, worldwide research, collaboration and licensing agreement that granted Merck marketing and sales rights for nitric oxide-enhancing COX-2 inhibitors. The research portion of the agreement is for three years and can be extended by mutual agreement. In 2003, we received an upfront non-refundable license payment of $10.0 million and two payments, each of $5.0 million, for achieving the first two milestones. The license fee revenue and the revenue from the first $5.0 million milestone payment are being recognized over the contractual term of the research and development program, which ends December 31, 2005. The revenue from the second $5.0 million payment was recognized in the fourth quarter of 2003, the period in which Merck achieved the milestone. We recognized revenue of $1.8 million in research and development fees from Merck during the nine months ended September 30, 2004. On September 30, 2004, Merck halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors. This lead nitric oxide candidate is composed of a derivative of rofecoxib. Rofecoxib is the active ingredient in Vioxx, a COX-2 inhibitor which Merck voluntarily withdrew from worldwide markets on September 30, 2004. In November 2004, we agreed with Merck to terminate the collaboration agreement. Merck will pay us a lump sum of $1.8 million, representing the full amount of the research funding owed to us for 2005. However, we will not receive any commercialization milestones or royalty payments from Merck. As a result of the termination of this agreement, we will accelerate the recognition of deferred license revenue of $5.3 million in the fourth quarter of 2004, and we will recognize the lump sum payment of $1.8 million as revenue in the fourth quarter of 2004.

Results of operations

Nine months ended September 30, 2004 and 2003

Revenue. Total revenue for the nine months ended September 30, 2004 was $7.0 million compared to $5.6 million for the nine months ended September 30, 2003. The $1.4 million, or 25% increase in revenue in the 2004 period is attributable to milestone revenue recognized under our agreement with Merck, which is being recognized ratably over the term of the collaboration arrangement, offset partially by lower research and development funding revenues from Merck. Also, in 2004 there are additional license fees from Boston Scientific, which are being recognized ratably over the contract service period. Revenue for the nine months ended September 30, 2004 was comprised of research and development payments made to us by Boston Scientific and Merck.

Research and Development. Research and development expense for the nine months ended September 30, 2004 was $18.8 million compared to $13.7 million for the nine months ended September 30, 2003. The $5.1 million, or 37% increase in research and development expense was primarily due to additional clinical related costs of $3.2 million associated with the BiDil trial, an accrual of $1.0 million pertaining to milestone payments under a collaboration and license agreement for BiDil, and a $0.8 million increase in stock-based compensation expense.

The following table summarizes the primary components of our research and development expense for our principal research and development programs for the nine months ended September 30, 2004 and 2003.

	Nine months ended September 30,
Research and development program	2003	2004

BiDil	$8,433,000	$13,422,000
Nitric oxide-enhancing COX-2 inhibitors	1,779,000	2,249,000
Nitric oxide stents	995,000	1,804,000
Other discovery research	2,511,000	1,356,000

Total research and development expense	$13,718,000	$18,831,000

General and Administrative. General and administrative expense for the nine months ended September 30, 2004 was $9.2 million compared to $1.9 million for the nine months ended September 30, 2003. The $7.2 million, or 381% increase in general and administrative expense was attributable to increased costs of approximately $1.6 million associated with the accrual of business development and milestone payment expenses pertaining to the approval process for BiDil; $2.3 million for the preparation of the possible launch of BiDil; and $3.4 million related to operating as a public company and related infrastructure growth, including moving to a new facility.

Non Operating Income (Expense). Other income, net for the nine months ended September 30, 2004 was $0.9 million compared to $0.3 million for the nine months ended September 30, 2003. The $0.6 million, or 220% increase was due to higher fund balances available for investment, net of lower rental income due to our sublease rental agreement which ended in May 2003.

Years ended December 31, 2003, 2002 and 2001

Revenue. Revenue for the year ended December 31, 2003 was $12.8 million, compared to $750,000 in 2002 and $250,000 in 2001. The $12.0 million, or 1,603% increase in revenue in 2003 compared to 2002 is attributable to our collaboration agreement with Merck, which we entered into in December 2002. During 2003 we received $15.0 million of payments from Merck that have been deferred and are being recognized as revenue ratably over the contractual research and development term. In addition, we recognized revenue for a $5.0 million milestone when Merck advanced a lead nitric oxide-enhancing COX-2 inhibitor into human testing and $3.0 million of research and development funding. The $500,000, or 200% increase in revenue in 2002 compared to 2001 was attributable to our research agreement with Boston Scientific, which we entered into in November 2001.

Research and Development. Research and development expense for the year ended December 31, 2003 was $18.9 million, compared to $16.1 million in 2002 and $10.2 million in 2001. The $2.8 million, or 17% increase in research and development expenses in 2003 compared with 2002, is primarily the result of an additional $1.2 million of expenses associated with the BiDil trial, reflecting the addition of new sites and additional patients and an additional $1.1 million of compensation-related expenses due to additional headcount and non-cash stock-based compensation related expenses. The $5.9 million, or 58% increase in research and development expenses in 2002 compared with 2001, principally resulted from an increase of $4.7 million of expenses associated with the BiDil trial, reflecting the addition of new sites and additional patients. Additionally, contract research and supplies associated with our other programs were $290,000 higher in 2002, and 2001 expenses reflected a reversal of a $533,000 accrual due to a change in our estimate of our liability associated with an unanticipated early termination of a research program.

The following table summarizes the primary components of our research and development expense for our principal research and development programs for the fiscal years ended December 31, 2003, 2002 and 2001.

	December 31,
Research and development program	2001	2002	2003

BiDil	$4,709,000	$10,531,000	$11,751,000
Nitric oxide-enhancing COX-2 inhibitors	2,248,000	2,372,000	2,358,000
Nitric oxide stents	1,042,000	1,401,000	1,447,000
Other discovery research	2,215,000	1,829,000	3,351,000

Total research and development expense	$10,214,000	$16,133,000	$18,907,000

General and Administrative. General and administrative expense for the year ended December 31, 2003 was $3.1 million, compared to $2.5 million in 2002 and $2.4 million in 2001. The $583,000, or 23% increase in general and administrative expenses in 2003 compared to 2002 was primarily due to the fact that during the year ended December 31, 2003, we incurred additional costs in connection with evaluating and developing plans to commercialize BiDil of $479,000. The $169,000, or 7% increase in general and administrative expenses in 2002 compared to 2001 was due to higher stock compensation expense in 2002, primarily due to a $392,000 charge associated with a loan to an officer for the purchase of our common stock, and increased personnel costs of $160,000 offset by a decrease in market research costs of $231,000.

Other Income, Net. Other income, net decreased to $477,000 in 2003 compared to $572,000 in 2002 and $697,000 in 2001. The $95,000, or 17% decrease in other income, net in 2003 compared to 2002 was primarily related to lower rental income due to our sublease agreement ending at our current facility. The decrease in interest income in 2002 compared to 2001 was primarily due to reduced yields on investments resulting from lower average interest rates and lower average fund balances available for investment. Interest expense declined in 2002 compared with 2001 due to the reduction of outstanding debt.

Liquidity and capital resources

We have financed our operations since inception through the sale of equity, debt and payments from collaborative partners for licenses, research and development and achievement of milestones. As of September 30, 2004, we have received net proceeds of $159.9 million from the issuance of equity securities, primarily as the result of the sale of $99.1 million of our redeemable convertible preferred stock and net proceeds of $60.1 million from our initial public offering in November 2003. At September 30, 2004, we had $77.1 million in cash, cash equivalents and marketable securities.

During the nine months ended September 30, 2004, operating activities used cash of $17.6 million, driven by a net loss of $20.1 million, a net decrease in accounts receivable, prepaid and other assets of $0.3 million, and a net increase in payables, deferred revenue and other liabilities of $0.1 million, with adjustments for non-cash charges for stock-based compensation and depreciation and amortization aggregating $2.1 million.

During the nine months ended September 30, 2004, investing activities used cash of $40.1 million due to the net purchase of marketable securities of $37.2 million, purchases of computer and lab equipment and expenditures related to our new facility in Lexington, Massachusetts of $2.2 million, and the net impact of security deposits of $0.7 million.

The following table summarizes our contractual obligations at September 30, 2004 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
Contractual obligations	Total	Less than one year	1-3 years	4-5 years	More than five years

Operating lease obligations	$15,202,000	$978,000	$4,404,000	$3,208,000	$6,612,000

Total contractual cash obligations	$15,202,000	$978,000	$4,404,000	$3,208,000	$6,612,000

On November 4, 2004, we entered into an agreement with Publicis, a contract sales organization, pursuant to which Publicis will build and train a specialized sales force focused on cardiologists and primary care physicans located in those geographic areas that we believe constitute approximately 90% of the African American heart failure market in the United States. We are targeting this sales force to be in place by the end of the first quarter of 2005. If Publicis establishes a sales force of 200 representatives, we estimate that we will be required to make payments to Publicis under this agreement up to a maximum of $31.6 million in the first year of the contract and up to a maximum of $33.1 million in the second year of the contract.

We have an agreement with a consulting firm for services related to the development approval process for BiDil. The agreement requires us to pay certain deferred legal and consulting fees within 45 days after the date on which we receive written FDA approval, if any, for BiDil. In addition, under a collaboration and license agreement with a third party, we have agreed to make milestone payments to such party upon FDA approval, if any, and upon the first sale of BiDil. At September 30, 2004, we have recorded charges of $2.6 million related to these arrangements. Assuming that BiDil receives FDA approval and is commercially launched, we estimate that on or about such time we will be required to make payments aggregating approximately $3.0 million to these third parties.

We expect to recognize research and development revenue of $15.0 to $17.0 million for the year ended December 31, 2004. We believe that our existing cash, cash equivalents and marketable securities, and cash we expect to receive under our collaborations with Boston Scientific and Merck, but not including the proceeds of this offering, will be sufficient to fund our planned operations, including increases in spending for our BiDil clinical program, for at least the next nine months. However, we may require significant additional funds earlier than we currently expect to conduct the clinical trial and to obtain regulatory approvals necessary to launch BiDil and to develop our other product candidates.

In July 2004, we entered into a letter of intent to negotiate the terms of an agreement to lease approximately $3.0 million of capital equipment in 2004, principally related to laboratory and manufacturing equipment. We cannot ensure that we will enter into the capital equipment lease on favorable terms, if at all.

We may seek additional funding through collaborative arrangements and public or private financings. Additional funding may not be available to us on acceptable terms, or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates, or products which we would otherwise pursue on our own.

Even if we are able to raise additional funds in a timely manner, our future capital requirements may vary from what we expect and will depend on many factors, including the following:

•  the costs of launching BiDil, if and when it is approved by regulatory authorities;

•  the timing, receipt and amount of milestone and other payments, if any, from collaborators;

•  the timing, receipt and amount of sales and royalties, if any, from our potential candidates;

•  the resources required to successfully complete our clinical trials;

•  the time and costs involved in obtaining regulatory approvals;

•  continued progress in our research and development programs, as well as the magnitude of these programs;

•  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•  the cost of obtaining and maintaining licenses to use patented technologies; and

•  our ability to establish and maintain additional collaborative arrangements.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue, accrued expenses and the fair value assigned to our common stock and stock awards. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue. We record revenue on an accrual basis as it is earned and when amounts are considered collectible. Revenues received in advance of performance obligations, or in cases where we have a continuing obligation to perform services, are deferred and recognized over the contractual or estimated performance period. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. When we are required to defer revenue, the period over which such revenue should be recognized is subject to estimates made by management and may change over the course of the collaborative agreement.

Accrued Expenses. As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses we accrue include contract service fees such as amounts paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials, as well as fees paid to contract manufacturers in conjunction with the production of clinical materials and professional service fees, such as lawyers and accountants. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

Stock-Based Compensation. We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for our stock-based compensation plans, rather than the alternative fair value method provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," or SFAS 123. In 2003 and 2002, certain stock options were granted at exercise prices less than the fair value of our common stock and, as a result, we recorded deferred stock compensation expense. In the notes to our financial statements, we provide pro forma disclosures in accordance with SFAS 123. We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and Emerging Issues Task Force Issue 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," or EITF 96-18.

Accounting for equity instruments granted or sold by us under APB 25, SFAS 123 and EITF 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or under-stated. For equity instruments granted or sold in exchange for the receipt of goods or services, we estimate the fair value of the equity instruments based upon consideration of factors that we deem to be relevant at that time. Because shares of our common stock were not publicly traded prior to the commencement of our public offering on November 5, 2003, market factors historically considered in valuing stock and stock option grants included comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we were issuing, pricing of private sales of our redeemable convertible preferred stock, prior valuations of stock grants and the effect of events that had occurred between the time of such grants, economic trends, and the comparative rights and preferences of the security granted compared to the rights and preferences of our other outstanding equity.

Prior to our initial public offering, the fair value of our common stock was determined by our board of directors contemporaneously with the grant. In the absence of a public trading market for our common stock, our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock. At the time of option grants and other stock issuances, our board of directors considered the liquidation preferences, dividend rights, voting control and anti-dilution protection attributable to our then-outstanding redeemable convertible preferred stock, the status of private and public financial markets, valuations of comparable private and public companies, the likelihood of achieving a liquidity event such as an initial public offering, our existing financial resources, our anticipated continuing operating losses and increased spending levels required to complete our clinical trials, dilution to common stockholders from anticipated future financings and a general assessment of future business risks.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk related to changes in interest rates. Our current investment policy is to maintain an investment portfolio consisting mainly of U.S. money market and high-grade corporate securities, directly or through managed funds, with average contractual maturities of less than two years. Our cash is deposited in and invested through highly rated financial institutions in North America. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2004, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. We have the ability to hold our fixed income investments until maturity, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by a change in market interest rates on our investments.

Business

Overview

NitroMed is an emerging pharmaceutical company with substantial expertise and intellectual property in nitric oxide-based drug development. Our goal is to become a leading, multi-product pharmaceutical company by developing innovative nitric oxide products and by building on our BiDil development experience and commercialization infrastructure to identify and market additional products for cardiovascular and metabolic diseases for the African American population. We are developing our lead nitric oxide-enhancing drug candidate, BiDil, to treat African Americans diagnosed with heart failure. We recently concluded a phase III confirmatory clinical trial of BiDil, the results of which were presented at the annual meeting of the American Heart Association on November 8, 2004. Data from this trial presented at the American Heart Association annual meeting in November 2004 showed that African American patients with heart failure experienced a 43% improvement in survival after taking BiDil in addition to standard heart failure therapy, as compared to patients in a placebo group who received only standard heart failure therapy. The trial was halted in July, 2004 due to significant survival benefits seen with BiDil. We submitted the final clinical dataset from the trial to the FDA on November 1, 2004, and we expect to file an amended NDA with the FDA by the end of 2004.

We plan to directly market BiDil, if approved, to physicians who treat African Americans with heart failure. Accordingly, we have hired a senior vice president of sales and marketing, a vice president of marketing, three regional sales directors and twenty district sales managers. In addition, we recently entered into an agreement with Publicis Selling Solutions pursuant to which Publicis will assist in the establishment of a specialized field sales force of approximately 175 to 200 representatives exclusively dedicated to the sale of our products. We expect to have available by the end of the first quarter of 2005 both the sales force and the quantities of finished product required to support the subsequent launch of BiDil, subject to FDA approval.

We are also applying our nitric oxide technology to develop new pharmaceuticals, as well as safer and more effective versions of existing drugs, to target significant diseases and major commercial markets. Our development strategy involves the internal development of proprietary nitric oxide-enhancing drug candidates, such as BiDil, the co-development of nitric oxide-enhancing drugs with partners and the out-licensing of our nitric oxide-enhancing technology in exchange for potential milestone payments and royalties on sales. We have entered into corporate collaboration agreements with Boston Scientific to jointly develop nitric oxide-enhanced paclitaxel-coated stents, and with Merck to jointly develop nitric oxide-enhancing COX-2 inhibitors. The Boston Scientific collaboration is ongoing at the pre-clinical stage. On September 30, 2004, Merck voluntarily withdrew its marketed COX-2 inhibitor, Vioxx®, from worldwide markets and halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors. As a result, we agreed with Merck to terminate this collaboration in November 2004, and we have retained all rights to our technology in the field of nitric oxide-enhancing COX-2 inhibitors.

Our nitric oxide-enhancing medicines

Nitric oxide is a naturally-occurring compound that is synthesized in cells to regulate a broad range of cellular reactions. Many disease states are associated with a deficiency in nitric oxide and might benefit from nitric oxide-enhancing medicines. For example, depleted levels of nitric oxide have been implicated in diseases such as heart failure, pulmonary hypertension and sexual dysfunction. Additionally, nitric oxide-enhancing medicines have been shown to reduce side effects associated with a variety of medications, including a broad range of anti-inflammatory medications. We generally choose drugs for nitric oxide enhancement from among those marketed medicines whose safety and efficacy we believe can be improved by increased nitric oxide levels in the body. We estimate that candidate products for our nitric oxide technology have current annual worldwide sales in excess of $30 billion.

We seek to produce our nitric oxide-enhancing drug candidates by combining an existing, marketed medicine with a nitric oxide donor, which is a molecule capable of increasing nitric oxide levels in the body. The nitric oxide donor and the existing medicine can be combined together through either a chemical linkage to potentially create a proprietary new chemical entity or through the direct mixing of the medicine and the nitric oxide donor to potentially create a patentable new use and dosage form. We believe that the probability of clinical success for our drug candidates is increased because regulatory approvals have already been achieved for the existing medicines that we are seeking to improve. We also believe that the commercial risk associated with these drug candidates is mitigated because many of these existing medicines have already generated significant sales in their markets. We have generated significant intellectual property rights for our nitric oxide technology and compounds to protect our interests and support our discovery and development of additional product candidates.

BiDil—treatment for heart failure in African Americans

Heart failure, or end-stage cardiovascular disease, affects approximately five million Americans. There is no cure for this disease, and more than 50% of patients die within five years of diagnosis. Studies indicate that African Americans suffer a disproportionate incidence of cardiovascular disease. With respect to heart failure, they are affected at a rate almost twice the rate of the corresponding white population and are more likely to die from it at a younger age. This dramatic ethnic difference in health outcomes has been attributed to a variety of factors, including access to medical care, management of heart failure and socioeconomic factors. Recent analyses of heart failure clinical trials, however, show that the mortality rate and the hospitalization rate for African Americans is significantly higher than for non-African Americans, even after adjustment for such factors. Based on data from the U.S. census bureau and the Centers for Disease Control, we estimate that 750,000 African Americans have been diagnosed with heart failure, and we expect this number to grow to approximately 900,000 persons by 2010.

Our lead product candidate, BiDil, is an orally-administered nitric oxide-enhancing medicine. BiDil is a fixed dose combination of two drugs, isosorbide dinitrate and hydralazine. Isosorbide dinitrate is a nitric oxide donor. Hydralazine is an antioxidant and vasodilator agent, which means it protects the nitric oxide formed by isosorbide dinitrate and dilates blood vessels. Through these properties, BiDil is intended to provide a number of beneficial effects for African American heart failure patients, including increasing levels of nitric oxide in the body.

Because heart failure is a chronic disease, we expect that, if approved, BiDil, like other medicines taken for chronic heart disease, will be taken for the duration of the patient's life.

A-HeFT was a double-blind, placebo controlled study, meaning that neither the patients nor the investigators were informed during the trial which patients were receiving placebo, which is a pill that looks the same as the drug but has no active ingredients. The trial, which was co-sponsored by the Association of Black Cardiologists and enrolled 1,050 patients at 169 sites in the United States, was halted in July 2004 on the unanimous recommendation of the independent Data and Safety Monitoring Board and the steering committee for the trial due to significant survival benefit seen in patients taking the drug. BiDil is also the subject of an NDA previously filed with the FDA. The previously-filed NDA received a non-approvable letter after it failed to satisfy statistical significance requirements in analyses of the effectiveness in the general heart failure population. Our work in the field of nitric oxide-enhancing medicines led us to believe that BiDil may enhance nitric oxide levels in the body and protect nitric oxide after it is formed. As such, we believed that BiDil could provide preferential survival advantages to African-American heart failure patients who we believe, on average, suffer from a greater deficiency of nitric oxide than non-African Americans. A retrospective analysis of the African American patients in the prior BiDil clinical studies suggested that BiDil had the potential to reduce mortality and hospitalization and improve quality of life in African Americans. We therefore obtained the rights to the previously submitted NDA and supplemented it with the results of these ethnicity-based analyses. In response to this data, we received a letter from the FDA stating that, in addition to the data already submitted to the agency, a clearly positive clinical trial of BiDil in African Americans with heart failure could, together with the satisfaction of other conditions, including the FDA's approval of our manufacturing processes and marketing materials, provide a basis for the approval of BiDil.

The results of the BiDil trial were presented at the annual meeting of the American Heart Association on November 8, 2004. The trial enrolled a total of 1,050 African American patients who had New York Heart Association class III or IV heart failure with dilated ventricles, constituting moderately severe and severe levels of heart failure. The primary end point for the trial was a composite score made up of weighted values for death from any cause, a first hospitalization for heart failure, and change in the quality of life. The study was terminated early owing to a significantly higher mortality rate in the placebo group than in the group given BiDil. A 10.2 percent death rate was shown in the placebo group compared to a 6.2 percent death rate in the BiDil group, P=0.02, where P is a generally accepted measure of statistical significance, which represents a two in one hundred probability that the result is due to chance. The mean composite score for the primary endpoint was significantly better in the group given BiDil than in the placebo group, P=0.01, as were its individual components: a 43 percent reduction in the rate of death from any cause, P=0.01, a 33 percent relative reduction in the rate of first hospitalization for heart failure, P=0.001, and a statistically significant improvement in quality of life, P=0.02, measured by the Minnesota Living with Heart Failure questionnaire. Adverse events reported in the trial included symptoms of headache and dizziness, which were significantly more frequent in the group given BiDil, and exacerbations of congestive heart failure (both moderate and severe), which were significantly more frequent in the placebo group. We submitted the clinical dataset to the FDA on November 1, 2004. The submission was in accordance with an understanding with the FDA that the A-HeFT trial dataset would be provided prior to the submission of the amended NDA in order to facilitate a timely review of the NDA. We intend to submit other parts of the amended NDA, including the chemistry, manufacturing and controls section, as soon as they are available. We anticipate that we will complete the BiDil amended NDA by the end of 2004.

Corporate Collaborations

Nitric Oxide Stents for the Treatment of Restenosis. Balloon angioplasty is a procedure to widen blocked arteries that have resulted from certain conditions such as high cholesterol. It is increasingly common during angioplasty to place a stent, or mesh medical device, into the diseased artery to help maintain the artery width and prevent its re-closure, or restenosis. Several cardiovascular device companies are developing and commercializing stents coated with chemotherapeutic agents or other therapeutic agents designed to help reduce the risk of restenosis. We have demonstrated that a stent coated with a nitric oxide donor can significantly reduce restenosis in a variety of animal studies.

In November 2001, we entered into a research, development and license agreement with Boston Scientific pursuant to which we granted Boston Scientific an exclusive worldwide license to develop and commercialize nitric oxide-enhanced restenosis products. In December 2003, we agreed to extend the research collaboration to develop nitric oxide-enhanced paclitaxel-coated stents until December 31, 2005.

Nitric Oxide-Enhancing COX-2 Inhibitors for the Treatment of Pain and Inflammation. COX-2 inhibitors are a class of medicines that are effective in treating pain and inflammation. Inflammation is caused by the body's local response to injury and is part of the healing mechanism. However, the body sometimes overcompensates to cause acute and chronic problems of pain, swelling and loss of function. COX-2 inhibitors are prescribed for conditions such as arthritis, mild to moderate pain, migraine and fever. We have created several series of proprietary nitric oxide-enhancing COX-2 inhibitors that we believe could improve the safety and efficacy of this drug class. COX-2 inhibitors have demonstrated decreased gastrointestinal side effects compared to aspirin and other commonly prescribed non-steroidal, anti-inflammatory drugs. In our laboratories, nitric oxide has been shown in animal studies to further decrease the gastrointestinal side effects of COX-2 inhibitors when combined with low-dose aspirin.

In December 2002, we entered into an exclusive, worldwide research collaboration and licensing agreement that granted Merck marketing and sales rights to our technology for nitric oxide- enhancing COX-2 inhibitors. The research portion of the agreement is for three years ending in December 2005. On September 30, 2004, Merck voluntarily withdrew its marketed COX-2 inhibitor, Vioxx, from worldwide markets and halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors, which was composed of a derivative of rofecoxib, the active ingredient in Vioxx. In November 2004, we agreed with Merck to terminate the collaboration agreement. Merck will pay us a lump sum of $1.8 million, representing the full amount of the research funding owed to us for 2005, but is not required to provide us with any further funding. We retain all rights to our technology in the field of nitric oxide-enhancing COX-2 inhibitors, and intend to evaluate the continued development of this technology in collaboration with other potential partners.

Internal Development Programs

We are utilizing our nitric oxide expertise and proprietary position to develop product candidates for a variety of additional medical conditions. The following table highlights those classes of nitric oxide-enhancing medicines where we have created, or are seeking to create, intellectual property rights and where we believe we may offer a clinical benefit compared to existing FDA-approved medicines. Our efforts in these areas primarily consist of discovery-stage research primarily directed to establishing our intellectual property position.

Product candidate and therapeutic area		Potential clinical benefit

Nitric Oxide-Enhancing NSAIDs
•	Pain, inflammation, cancer and central nervous system diseases	•	Improved gastrointestinal tolerance; accelerated ulcer healing; reduced kidney damage and hypertension
Nitric Oxide-Enhancing PDE Inhibitors
•	Asthma	•	Increased airway circulation; reduced lung inflammation and decreased sensitivity to airborne allergens
•	Male erectile dysfunction	•	Increased response rate; rapid onset of action
•	Pulmonary hypertension	•	Increased efficacy; longer duration of action
•	Chronic obstructive airway disease	•	Increased airway circulation

Nitric Oxide-Enhancing Steroids
•	Allergy and asthma	•	Faster onset of action; increased airway circulation
•	Dermatology	•	Faster onset of action; increased efficacy
Nitric Oxide-Enhancing Gastrointestinal Protectants
•	Peptic ulcer	•	Improved efficacy; faster onset of action
Nitric Oxide-Enhancing Arginines
•	Kidney failure	•	Improved sodium and water balance

Our strategy

Our goal is to become a leading, multi-product pharmaceutical company by developing additional innovative nitric oxide products and by building on our BiDil development experience and commercialization infrastructure to identify and market additional products for cardiovascular and metabolic diseases for the African American population. Key elements of our strategy include:

Successfully commercializing BiDil. We are developing an internal marketing and sales infrastructure to promote BiDil for the treatment of heart failure in African Americans. Based on the number of physicians serving the African American heart failure market, we believe we can successfully promote BiDil with approximately 175 to 200 sales representatives. Because BiDil, if approved, will be the only heart failure treatment specifically indicated to treat African Americans with heart failure, we believe that we will be able to capture significant market share in this population.

Successfully leveraging our BiDil sales force. Our sales force will target high prescribing physicians who treat African Americans with cardiovascular and metabolic diseases. We believe the African American community is an underserved patient population and suffers a disproportionate incidence of cardiovascular and other diseases. We believe that we can in-license or otherwise acquire rights to drugs and drug candidates to serve this population.

Capitalizing on our clinical development expertise. We believe the experience we gained in designing and executing our BiDil clinical trial program makes us an attractive clinical development partner for companies developing product candidates in the cardiovascular field.

Focusing our internal development projects and corporate collaborations on nitric oxide-enhancing versions of existing medicines. We believe that many pharmaceutical companies have currently marketed drugs and products that can benefit from the therapeutic attributes and the potential patent protection of our nitric oxide-enhancing technology. We are currently conducting research and development on several drug classes and have consolidated an intellectual property position from which we believe we can generate significant value. We intend to continue to enter into collaborations with leading health care companies where our product candidates will benefit from the marketing reach, clinical expertise and technology of the partner. Our research and development collaborations with Boston Scientific for drug-coated stents and with Merck for COX-2 inhibitors are examples of our ability to enter into collaborations with leading companies.

Continuing to protect and enhance our product-specific and nitric oxide intellectual property rights and capabilities. Because of its critical role in our on-going product development efforts, we intend to rigorously pursue the protection of our intellectual property. In order to protect and expand our current intellectual property position, we intend to invest significantly in nitric oxide-related research and development efforts, including attracting and retaining highly talented and experienced personnel.

BiDil commercialization plan

We are establishing a marketing organization and sales force to launch and commercialize BiDil, if approved, to physicians who treat African Americans diagnosed with heart failure. We have hired a senior vice president of sales and marketing, a vice president of marketing, three regional sales directors and twenty district sales managers in order to manage a 175 to 200-person sales team. Our goal is to also hire up to ten medical science liaisons to report into our Clinical/Regulatory group. We recently entered into an agreement with Publicis pursuant to which Publicis will build and train a specialized sales force focused on cardiologists and primary care physicians located in those geographic areas that we believe constitute approximately 90% of the African American heart failure market in the United States. We are targeting this sales force to be in place by the end of the first quarter of 2005. Under this agreement, we have the right to hire some or all of the Publicis representatives directly at any time upon the payment to Publicis of an agreed upon fee. We intend to support these sales activities with national account managers who will assist in gaining formulary access and with other professionals who are intended to help meet the specific medical needs of our physician audience.

We have engaged Schwarz Pharma Manufacturing, Inc. for the manufacture of BiDil for clinical trials and are negotiating a definitive agreement for the manufacture and supply of commercial quantities of BiDil. We order bulk materials from the same suppliers that we used for the clinical trial batches of BiDil: hydralazine from Flavine, the U.S. representative of Sumitomo, and isosorbide dinitrite from EMS-Dottikon, and have them delivered directly to Schwarz Pharma for manufacturing. We expect to have available by the end of the first quarter of 2005 both the sales force and quantities of finished product required to support the subsequent launch of BiDil, subject to FDA approval. We believe that there are several manufacturing sources available to us for finished product on commercially reasonable terms to meet our clinical and any commercial production requirements.

Corporate collaborations

As part of our strategy to accelerate our product development efforts, we have established collaborations with Boston Scientific in the area of nitric oxide-enhanced paclitaxel-coated stents to reduce restenosis and with Merck Frosst Canada & Co., a Merck & Co., Inc. subsidiary, in the area of nitric oxide-enhancing COX-2 inhibitors for use in the treatment of various diseases. In November 2004, we agreed to terminate our collaboration with Merck. These collaborations were designed to provide us with capital and research, development and marketing capabilities. We intend to pursue other collaborations as appropriate. Since inception, all of our revenue has been derived from our collaborations with third parties. For the fiscal year ended December 31, 2003, our collaborations with Boston Scientific and Merck accounted for all of our $12.8 million of revenue and for the nine months ended September 30, 2004, accounted for all of our $7.0 million of revenue.

Boston Scientific agreement

In November 2001, we entered into a research, development and license agreement with Boston Scientific in the field of restenosis. We have granted Boston Scientific an exclusive worldwide license to develop and commercialize nitric oxide-enhanced restonosis products. We have also granted to Boston Scientific a right of first refusal to obtain an exclusive license under our nitric oxide technologies to commercialize products for restenosis, which right of first refusal is for a period of three years after the end of the research term. In December 2003, we agreed to extend the agreement to continue the research and development collaboration through December 2005.

Boston Scientific made an up-front license payment of $1.5 million to us in 2001 and made an additional payment of $3.0 million in December 2003 in connection with the extension of the research and development collaboration. In the event that specified research, development and commercialization milestones are achieved, Boston Scientific is obligated to make milestone payments to us. Boston Scientific also is obligated to pay royalties to us on the sale of any products resulting from the collaboration. Boston Scientific made a $3.5 million equity investment in our stock in 2001. In August 2003, in connection with a private placement, Boston Scientific made an additional $500,000 equity investment in our stock.

Boston Scientific has the right to terminate our research program at any time upon 30 days' written notice. Boston Scientific may also terminate the agreement at any time upon 60 days' written notice in the event of an uncured material breach by us, in which event Boston Scientific may elect whether the licenses we have granted shall continue in effect. Unless earlier terminated, the agreement will remain in effect until the expiration of the obligation of Boston Scientific to pay royalties under the agreement. Boston Scientific also has a right of first refusal with respect to other nitric oxide-releasing compounds we may develop for delivery through the use of implantable medical devices or via specialty catheters.

Merck agreement

In December 2002, we entered into a research, development and license agreement with Merck to jointly develop pharmaceutical products containing nitric oxide-enhancing COX-2 inhibitors. Under the terms of the agreement, we granted Merck an exclusive worldwide, royalty-bearing license to develop, make and sell nitric oxide-enhancing COX-2 inhibitors for use in the treatment or prevention of various diseases, conditions or disorders.

Merck paid an up-front license fee of $10.0 million under the agreement and agreed to make research and development payments over the three-year term of the research program, of which $5.4 million was paid through September 30, 2004. In 2003, Merck made two payments, each of $5.0 million, for achieving the first two milestones.

On September 30, 2004, Merck halted the phase II trial of our lead candidate in nitric oxide-enhancing COX-2 inhibitors. This lead nitric-oxide candidate is composed of a derivative of rofecoxib. Rofecoxib is the active ingredient in Vioxx, a COX-2 inhibitor which Merck voluntarily withdrew from worldwide markets on September 30, 2004. In November 2004, we agreed with Merck to terminate the collaboration agreement. Merck will pay us a lump sum of $1.8 million, representing the full amount of the research funding owed to us for 2005, but is not required to provide us with any further funding. We retain all rights to our technology in the field of nitric oxide-enhancing COX-2 inhibitors, and intend to evaluate the continued development of this technology in collaboration with other potential partners.

Nitric oxide's role in cellular function and disease

In the 1980s, nitric oxide was identified as a significant molecule that regulates a wide range of important cellular functions. Robert R. Furchgott, a member of our scientific advisory board, and two others were awarded the 1998 Nobel Prize in Physiology and Medicine for this discovery.

Recent research has also shown that nitric oxide also plays important biochemical and physiological roles in many diseases or medical conditions, including the following:

Cardiovascular Disease. The formation of nitric oxide in the cells that line the inner walls of blood vessels, referred to as the endothelium, has been found to play a crucial role in maintaining the dilation of the blood vessels, a process essential for the regulation of blood pressure. Nitric oxide produced by the endothelium also inhibits the clumping of platelets, which are cells in the blood that promote clotting, and the adhesion of platelets and white blood cells to the blood vessels' inner walls, thereby significantly reducing the obstruction of blood vessels that is associated with blood clots and stroke. Numerous other cardiovascular actions of nitric oxide have been reported, including maintaining sufficient blood flow to the heart muscle and regulation of the contraction of the heart muscle. Cardiovascular diseases associated with nitric oxide imbalance include atherosclerosis, high cholesterol levels, high blood pressure, pulmonary hypertension and heart failure.

Gastrointestinal and Inflammatory Disease. Nitric oxide is capable of influencing many of the biochemical and physiological reactions that are key to preventing or repairing injury to the gastrointestinal tract, such as stimulating mucus secretion from the mucus membrane lining the stomach and intestines and regulating the blood flow feeding the wall of the gastrointestinal tract and the mucus membrane. Nitric oxide can control inflammatory cell activation and is active on other chemical mediators in the inflammatory process. Gastrointestinal diseases in which nitric oxide has potential beneficial actions include NSAID-induced gastric injury, inflammatory bowel disease, and peptic ulcer.

Central Nervous System Disorders. Nitric oxide is also synthesized in nerve cells, or neurons, of the central nervous system, where it performs many physiological functions, including the formation of memory and the modulation of pain. Nitric oxide-based therapies for diseases such as epilepsy, stroke, neuroinflammatory disorders and trauma may be able to provide protection to neurons.

Sexual Dysfunction. In the peripheral nervous system, nitric oxide is now known to play a role in regulating some forms of vasodilation and certain gastrointestinal, respiratory and genito-urinary functions. For example, male penile erection is dependent upon nitric oxide-relaxation of genital smooth muscles, and drugs like Viagra enhance the nitric oxide-signaling pathway.

Respiratory Disease. Nitric oxide inhalation reduces pulmonary hypertension and improves oxygenation, the absorption of oxygen by the lungs. In inflammatory pulmonary diseases, such as asthma and chronic obstructive pulmonary disease, nitric oxide has potential to promote airway dilation and reduce inflammation, thus reducing airway sensitivity to airborne irritants and allergens.

Research and development

As of November 1, 2004, our research and development group consists of 37 employees, consisting of 15 biologists, 10 medicinal chemists, six persons engaged in clinical development and six persons engaged in patent and other research and development-related functions. Our research and development group is focusing on continuous improvement of our core technology; new materials and platforms; complementary products; and new initiatives aimed at leveraging our core technology in new market areas.

During the years ended December 31, 2003, 2002 and 2001, and the nine months ended September 30, 2004, we estimate that our total company-sponsored research and development expenses were $15.1 million, $14.7 million, $9.9 million and $14.7 million, respectively, and that our collaborator-sponsored research and development expenses were $3.8 million, $1.4 million, $313,000 and $4.1 million, respectively.

Proprietary rights and licensing

Our policy is to prosecute and enforce our patents and proprietary technology. We intend to continue to file United States and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

As of September 30, 2004, we have 80 issued U.S. patents and 44 pending U.S. patent applications. We also have 38 issued patents and 119 pending patent applications in certain major industrial countries, including Canada, the major European market countries, Australia and Japan. Our issued U.S. and foreign patents expire on various dates between 2007 and 2024.

BiDil. We have three U.S. patents, one expiring in 2007 and the others in 2020, and one Canadian patent expiring in 2008, which relate to co-administration of the components of BiDil. The first U.S. patent and the Canadian patent cover methods for reducing mortality associated with chronic congestive heart failure. The second U.S. patent covers methods for reducing mortality associated with chronic congestive heart failure, for improving the quality of life, for improving oxygen consumption or improving exercise tolerance in black patients. The third U.S. patent covers additional claims to specific indications and dosing ranges for the treatment of heart failure and other conditions in black patients. In addition, we have filed seven additional U.S. patent applications and corresponding foreign patent applications that could provide additional patent protection for BiDil. We have not filed any patent applications outside of the United States and Canada for BiDil, as pertains to the patent expiring in 2007. We have filed applications claiming priority relative to the patents expiring in 2020 in Canada and Europe.

Nitric Oxide Stents. We have six U.S. patents expiring on dates between 2013 and 2018 which cover the coating of medical devices with nitric oxide compounds, prevention of adverse effects associated with the use of a medical device, treatment of a damaged vessel or treatment of a damaged vascular surface in a patient by administration of a nitric oxide compound. We have four pending U.S. patent applications which, if issued, will have expiration dates between 2021 and 2023 and which cover the composition of matter of specific nitric oxide donors or nitric oxide-linked compounds and their methods of use for the treatment of restenosis. We have filed additional patent applications worldwide, have been issued one Australian patent that expires in 2014 and have one allowed European patent which expires in 2014.

Nitric Oxide-Enhancing COX-2 Inhibitors and Nitric Oxide-Enhancing NSAIDs for Inflammation. We have one issued and six pending U.S. patent applications, which, if issued, will have expiration dates between 2020 and 2023 and which disclose and claim novel nitric oxide-enhancing COX-2 inhibitors. These applications also disclose kits and methods of use for the treatment of pain, inflammation and fever, gastrointestinal disorders, disorders resulting from elevated levels of COX-2 inhibitors, for reducing renal and respiratory toxicity, for facilitating wound healing and for improving the cardiovascular profile of COX-2 inhibitors. We have also filed additional foreign patent applications relating to this technology. We have three U.S. patents, expiring in 2015, two U.S. patents, expiring in 2018, and one patent application which, if issued, will expire in 2018, which cover different compositions of matter and methods of use for the treatment of pain, inflammation, fever and gastrointestinal disorders with novel nitric oxide-enhancing NSAIDs. One pending patent application, which, if issued, will expire in 2023, discloses specific composition of matter and methods of use for the treatment of pain, inflammation and gastrointestinal disorders of novel nitric oxide-enhancing NSAIDs.

We have filed additional patent applications worldwide and have been issued two Australian patents, both of which expire in 2016, and one issued Canadian patent, which also expires in 2016.

Other Development Programs. We also have a U.S. patent and a pending U.S. patent application, both of which expire in 2019, which disclose the methods of use of N-hydroxyguanidine compounds in the treatment of renal failure. We have also filed additional foreign patents applications covering this technology.

License and royalty agreements

Dr. Jay N. Cohn. In January 1999, as amended in January 2001, we entered into a collaboration and license agreement with Dr. Jay N. Cohn. Under the agreement, Dr. Cohn licensed to us exclusive worldwide royalty-bearing rights to technology and inventions owned or controlled by Dr. Cohn and that relate to BiDil for the treatment of cardiovascular disease. We have agreed to make milestone payments to Dr. Cohn upon FDA approval and upon first commercial sale of products, if any, arising out of the agreement. The agreement imposes upon us an obligation to use reasonable best efforts to develop and, upon receipt of regulatory approval, manufacture, market and commercialize products based upon the licensed rights. If we fail to meet this obligation, Dr. Cohn has the right to terminate the agreement and the license granted to us under the agreement. Dr. Cohn also has the right to terminate the agreement if we materially breach the agreement and fail to remedy the breach within 30 days. We have the right to terminate the agreement at any time upon 30 days' prior written notice. Unless earlier terminated, the agreement continues in perpetuity. Pursuant to the agreement, Dr. Cohn was appointed to our scientific advisory board, entered into a consulting agreement with us and was granted an option to purchase 10,000 shares of our common stock.

The Brigham and Women's Hospital. In August 1992, and as amended in November 1996, we entered into a research and license agreement with The Brigham and Women's Hospital, Inc., or BWH. Under the agreement, we sponsored a research program at BWH for a period of approximately two years relating to the diagnostic, therapeutic and prophylactic use of nitric oxide and related compounds. Under the agreement, in exchange for our sponsored research funding, BWH granted us exclusive worldwide royalty-bearing rights to technology and inventions owned at the effective time of, or developed in the course of, the sponsored research program. We are applying the patents, patent applications and other intellectual property rights licensed to us by the BWH in our nitric oxide stent program. The agreement imposes on us due diligence obligations with respect to the research, development and commercialization of products based upon the licensed rights. If we fail to meet these obligations, then upon written notice the license will become non-exclusive. BWH has the right to terminate the agreement if we materially breach the agreement and fail to remedy the breach within 60 days.

Boston University. In June 1993, as amended in January 1999, we entered into a research and license agreement with the Trustees of Boston University, or BU. Under the agreement, we have agreed to sponsor a multi-year research program at BU in the area of nitric oxide-enhancing medicines for erectile dysfunction and ureteral relaxation. Under the agreement, in exchange for our sponsored research funding, BU has granted us exclusive worldwide royalty-bearing rights to technology and inventions owned by BU and/or for the principal investigator named in the research proposal at the effective time of, or developed in the course of, the sponsored research program. We have agreed to pay royalties to BU on all products sold or distributed by us or our affiliates which incorporate or utilize inventions, material or information specified in the agreement. The agreement imposes on us due diligence obligations with respect to the development and commercialization of products based upon the licensed rights. If we fail to meet these obligations, then upon notice by BU, the parties are required to enter into good faith negotiations, and if the parties cannot reach resolution, the license will become non-exclusive without the right to sublicense. BU has the right to terminate the agreement if we materially breach the agreement and fail to remedy the breach within 60 days. We may terminate funding of any sponsored research program on three months' prior written notice.

FoxKiser. In April 2001, we entered into an agreement with the law firm of FoxKiser LLC under which FoxKiser agreed to provide strategic counsel, including assistance in seeking FDA approval of BiDil. We and FoxKiser agreed that the fees owed by us to FoxKiser, including consulting services, would be deferred by us and would be paid in full within 45 days after the date on which we received written FDA approval, if any, for the first BiDil product. In further consideration for FoxKiser's services, we also agreed to pay FoxKiser a royalty on the sale of BiDil by us or a third-party licensee. Our obligation to make royalty payments to FoxKiser on BiDil ends six months after the date of market introduction of an FDA-approved generic version of BiDil. The agreement continues in effect in perpetuity, unless either we or FoxKiser terminates the agreement in the event of a material breach by the other party that remains uncured for 60 days and unless renegotiation of the agreement is triggered by its terms in the event that we enter into a license or other business arrangement with a third party on terms that impose certain limitations on the royalties payable to us on sales of BiDil.

Dr. John D. Folts. In March 1995 and as amended in November 1996 and December 1998, we entered into an agreement with Dr. John D. Folts, a member of our scientific advisory board, pursuant to which Dr. Folts assigned to us his rights to any pending patent applications and issued patents relating to the use of nitric oxide adducts in exchange for a royalty on any products, methods or services sold or distributed by us or our licensees that are covered by the assigned patents. These patents cover technologies being used in our nitric oxide-coated stent development programs with Boston Scientific.

Trademarks, trade secrets and other proprietary information

We also currently own the following U.S. trademarks:

•  BiDil;

•  NitroMed;

•  NitRx; and

•  NitroMed "N" logo.

In addition, we depend upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

Competition

We and our corporate collaborators face intense competition from a wide range of pharmaceutical and life science companies, as well as academic and research institutions and government agencies. These competitors include organizations that are pursuing the same or similar technologies to those which constitute our technology platform and organizations that are developing and commercializing pharmaceutical products that are competitive with our product candidates.

We believe that competition for our BiDil product candidate and other nitric oxide-enhancing cardiovascular medicines that we and our corporate collaborators may develop will initially come from companies currently marketing and selling therapeutics to treat heart failure in the general population. These competitors include GlaxoSmithKline, plc, Merck & Co., Inc., Pfizer Inc. and AstraZeneca plc. In the field of stents, we believe that competition will come from Cordis Corporation, a Johnson & Johnson Company, Guidant Corporation and Medtronic, Inc. We expect that COX-2 inhibitors currently marketed by Pfizer Inc. and Novartis Pharma, AG will compete with our and our corporate collaborator's nitric oxide-enhancing COX-2 inhibitor product candidates.

We also face competition from other companies that are active in or entering into the area of nitric oxide-based therapeutics. We are aware of four companies working in the area of nitric-oxide therapeutics: GB Therapeutics, NicOx S.A., OxoN Medica and Vasopharm BIOTECH GmbH.

We intend to compete with these companies on the basis of our intellectual property portfolio, the expertise of our scientific personnel and our nitric oxide technologies. Principal competitive factors in our industry include:

•  improved patient outcomes;

•  cost-effectiveness;

•  acceptance by physicians and other health care providers;

•  the quality and breadth of an organization's technology;

•  the skill of an organization's employees and its ability to recruit and retain skilled employees;

•  an organization's intellectual property protection;

•  development, sales and marketing capabilities; and

•  the availability of substantial capital resources to fund development and commercialization activities.

Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products for use in health care, and marketing and selling those products. Accordingly, our competitors may succeed more rapidly than we will in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

Regulatory matters

FDA requirements for new drug compounds

The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of enforcement actions, including:

•  product seizures;

•  voluntary or mandatory recalls;

•  voluntary or mandatory patient or physician notification;

•  withdrawal of product approvals;

•  restrictions on, or prohibitions against, marketing our products;

•  fines;

•  restrictions on importation of our products;

•  injunctions;

•  debarment;

•  civil and criminal penalties; and

•  suspension of review, refusal to approve pending applications.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include pre-clinical laboratory tests, animal tests and formulation studies, the submission to the FDA of a notice of claimed investigational exemption or an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential candidates for a considerable period of time and impose costly procedures upon a manufacturer's activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Pre-clinical tests include laboratory evaluation of product chemistry and formulation, as well as animal trials to assess the potential safety and efficacy of the product. The conduct of the pre-clinical tests and formulation of compounds for testing must comply with federal regulations and requirements. The results of pre-clinical testing are submitted to the FDA as part of an IND.

A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND process can result in substantial delay and expense.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects must be submitted to the FDA as part of the IND. The study protocol and informed consent information for patients in clinical trials must be submitted to institutional review boards for approval.

Clinical trials to support NDA's for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug in the indication being studied.

If a compound demonstrates evidence of effectiveness and an acceptable safety profile in phase II evaluations, phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites. Phase I, phase II or phase III testing of any product candidates may not be completed successfully within any specified time period, if at all.

After successful completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under Federal law, the submission of NDA's are additionally subject to substantial application user fees, currently exceeding $500,000, and the manufacturer and/or sponsor under an approved application are also subject to annual product and establishment user fees, currently exceeding

$30,000 per product and $200,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under federal law, the FDA has agreed to certain performance goals in the review of NDA's. Most such applications for non-priority drug products are reviewed within ten months. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. On July 20, 2004, the FDA issued a proposed rule that would replace not approvable and approvable letters with complete response letters. Complete response letters would describe all specific deficiencies in an NDA but would not characterize the application as approvable or not. This rule could be finalized during the BiDil review.

Once the NDA is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting and submission of periodic reports and/or supplemental NDA's for approval of changes to the originally approved prescribing information, product formulation, and manufacturing and testing requirements. Following approval, drug products are required to be manufactured and tested for compliance with NDA and/or compendial specifications prior to release for commercial distributions. The manufacture and testing must be performed in approved manufacturing and testing sites complying with current Good Manufacturing Practice requirements and subject to FDA inspection authority.

Approved drug products must be promoted in a manner which is consistent with their terms and conditions of approval. In addition, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products candidates may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and/or our costs.

If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

A not approvable letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

Once an NDA is approved, the product covered thereby becomes a "listed drug" which can, in turn, be cited by potential competitors in support of approval of an abbreviated NDA. An abbreviated NDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. There is no requirement, other than the requirement for bioequivalence testing, for an abbreviated NDA applicant to conduct or submit results of pre-clinical or clinical tests to prove the safety or efficacy of its drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which such three year period the FDA cannot grant effective approval of an abbreviated NDA based on that listed drug. Federal law also provides a period of five years following approval of a drug containing no previously approved active ingredients, during which abbreviated NDA's for generic versions of those drugs cannot be submitted unless the submission accompanies a challenge to a listed patent, in which case the submission may be made four years following the original product approval. Additionally, in the event that the sponsor of the listed drug has properly informed the FDA of patents covering its listed drug, applicants submitting an abbreviated NDA referencing that drug are required to certify whether they intend to market their generic products prior to expiration of those patents. If an abbreviated NDA applicant certifies that it believes one or more listed patents are invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder then initiates a suit for patent infringement against the abbreviated NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the abbreviated NDA until either 30 months has passed or there has been a court decision holding that the patents in question are invalid or not infringed. If the abbreviated NDA applicant certifies that it does not intend to market its generic product before some or all listed patents on the listed drug expire, then the FDA cannot grant effective approval of the abbreviated NDA until those patents expire. The first abbreviated new drug applicant(s) submitting substantially complete applications certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days after a final court decision of invalidity or non-infringement or after its begins marketing its product, whichever occurs first, during which subsequently submitted abbreviated NDA's cannot be granted effective approval.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency or the courts in ways that may significantly affect our business and our products candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

FDA requirements for medical devices

Drugs that are incorporated into medical devices, such as drug-eluting stents, are potentially subject to regulatory requirements applicable to medical devices as well as those applicable to drugs. For review purposes, applications for approval of drug-eluting stents have been assigned by the FDA primarily to the FDA Center for Devices and Radiological Health, which consults with the FDA Center for Drug Evaluation and Research on issues relating to the drug component of the product. The FDA has recently established an Office of Combination Products within the office of the FDA Commissioner and has published revised regulations implementing statutory requirements directed at ensuring prompt and consistent regulation of drug/device combination products. However, because of the limited experience with combination product review, the manner in which review procedures and requirements may be modified and applied in the future to similar or different types of products is unpredictable. This uncertainty, and the complexity inherent in the testing and review of combination drug/device products, may lead to significant delays and additional costs in the process of developing and seeking approval to market such products.

Medical devices are regulated by the FDA according to their classification. The FDA classifies a medical device into one of three categories based on the device's risk, the disease condition it is intended to treat, prevent or diagnose, and what is known about the device. The three categories are as follows:

Class I devices are generally lower risk products for which sufficient information exists establishing that general regulatory controls provide reasonable assurance of safety and efficacy. Most class I devices are exempt from the requirement for premarket notification under section 510(k) of the Federal Food, Drug, and Cosmetic Act. FDA clearance of a premarket notification is necessary prior to marketing a non-exempt class I device in the United States.

Class II devices are devices for which general regulatory controls are insufficient to provide reasonable assurance of safety and efficacy and for which there is sufficient information to establish special controls, such as guidance documents or performance standards, to provide a reasonable assurance of safety and efficacy. Clearance of 510(k) notification is necessary prior to marketing a non-exempt class II device in the United States

Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide a reasonable assurance of safety and efficacy. Typical class III devices are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. Unless a device is a preamendments device that is not subject to a regulation requiring a premarket approval application, the FDA generally must approve a premarket approval application prior to the marketing of a class III device in the United States. Under current law and regulations, we expect that drug-eluting stents will be treated as class III devices, to the extent that they are regulated as devices, and that approval of a device premarket approval application will be required to obtain authorization to market such products.

The premarket approval application process is expensive and uncertain and includes the imposition at the time of submission of significant device user fees. A premarket approval application must be supported by valid scientific evidence, which typically includes extensive data, including pre-clinical data and clinical data from well-controlled or partially controlled clinical trials, to demonstrate the safety and efficacy of the device. Product and manufacturing and controls specifications and information must also be provided. The FDA may refuse to accept a premarket approval application for filing and often will require additional clinical trial data or other information before approval. Obtaining approval can take several years, and approval may be conditioned on, among other things, the conduct of postmarket clinical studies or surveillance. Reduced device user fees also apply to most premarket approval supplements. Any subsequent change to an approved device that affects the safety or effectiveness of the device will require approval of a supplemental premarket approval application. We cannot be sure that approval of a premarket approval application or premarket approval application supplement will be granted on a timely basis, if at all, or that the FDA's approval process will not involve costs and delays that will adversely affect our ability to commercialize our products. In the case of a combination drug/device product such as a drug-eluting stent, the need for consultation with drug reviewers and the potential application of drug standards as well as device standards to different aspects of the product, its manufacturing process, and the associated FDA review processes may significantly increase the complexity, costs and potential delays involved in obtaining marketing approval.

Whether or not a product is required to be approved before marketing, we must comply with strict FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, medical device reports must be submitted to the FDA to report device-related deaths or serious injuries, and malfunctions, the recurrence of which would likely cause serious injury or death. Medical device reports can result in agency action such as inspection, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions and unfavorable publicity.

As with drugs, the promotion of medical devices is regulated by the FDA, and violations of FDA policies and regulations with respect to promotional activities may result in significant administrative and court sanctions.

Foreign regulation of medical devices and new drug compounds

Approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA approval has been obtained. The approval procedure varies among countries and can involve requirements for additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for some

European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization which is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure. We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. However, our chosen regulatory strategy may not secure regulatory approvals on a timely basis or at all.

Hazardous materials

Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

Scientific advisors

We seek advice from a number of leading scientists and physicians on scientific and medical matters. Our scientific advisory board is chaired by our founder and director of our board of directors, Joseph Loscalzo, M.D., Ph.D., and meets regularly to assess:

•  our research and development programs;

•  the design and implementation of our clinical programs;

•  our patent and publication strategies;

•  market opportunities from a clinical perspective;

•  new technologies relevant to our research and development programs; and

•  specific scientific and technical issues relevant to our business.

The current members of our scientific advisory board are:

Name	Position/institutional affiliation

Joseph Loscalzo, M.D., Ph.D.	Chairman, Department of Medicine, Boston University School of Medicine; Physician in Chief, Boston Medical Center; director, NitroMed board of directors
Jay N. Cohn, M.D.	Professor of Medicine, Cardiovascular Division, University of Minnesota Medical School
Martin Feelisch, Ph.D.	Professor of Medicine, Boston University School of Medicine
John D. Folts, Ph.D.	Director, Coronary Thrombosis Research and Prevention Laboratory, Department of Medicine, University of Wisconsin-Madison and Professor of Medicine and Nutritional Science, University of Wisconsin School of Medicine
Robert F. Furchgott, Ph.D.	Professor of Pharmacology, Medical University of South Carolina and Nobel Laureate for his work on nitric oxide
Michael A. Marletta, Ph.D.	Professor of Biochemistry and Molecular Biology, University of California, Berkeley
Kevin McIntyre, M.D., J.D.	Associate Clinical Professor of Medicine, Harvard Medical School
Ínigo Saenz de Tejada, M.D.	President, Fundación para la Investigación y el Desarrollo en Andrología, Madrid, Spain

Employees

As of November 1, 2004, we had 74 full-time employees, 27 of whom were engaged in sales and marketing, 37 of whom were engaged in research and development and 10 of whom were engaged in management, administration and finance. Of our employees, 23 hold M.D. or Ph.D. degrees. None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced work stoppages. We believe that relations with our employees are good.

Properties

We lease a facility that contains approximately 52,000 square feet of laboratory and office space in Lexington, Massachusetts. The lease has a term ending in 2014. We believe that our current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal proceedings

We are currently not a party to any material legal proceedings.

Management

Directors and executive officers

Our directors and executive officers and their ages and positions as of September 30, 2004, are set forth below:

Name	Age	Title

Argeris Karabelas, Ph.D.	52	Chairman of the Board of Directors
Michael D. Loberg, Ph.D.	57	President and Chief Executive Officer and Director
Manuel Worcel, M.D.	66	Chief Medical Officer
L. Gordon Letts, Ph.D.	56	Senior Vice President, Research and Development and Chief Scientific Officer
Lawrence E. Bloch, M.D., J.D.	39	Chief Financial Officer and Chief Business Officer
Mark H. Pavao	40	Senior Vice President of Sales and Marketing
James G. Ham, III	54	Vice President of Finance
Robert S. Cohen	62	Director
Zola P. Horovitz, Ph.D.	70	Director
Mark Leschly	36	Director
John W. Littlechild	52	Director
Joseph Loscalzo, M.D., Ph.D.	53	Director
Davey S. Scoon	57	Director

Messrs. Cohen and Scoon and Dr. Horovitz are the members of our audit committee. Dr. Karabelas and Messrs. Cohen and Leschly are the members of our compensation committee. Dr. Horovitz and Messrs. Leschly and Littlechild are the members of our nominating and corporate governance committee.

Argeris Karabelas, Ph.D. has served as a member of our board of directors since January 2002 and as our Chairman since August 2003. Since November 2001, he has been a partner in Care Capital LLC, a life sciences investment firm. From June 2000 to November 2001, Dr. Karabelas served as Chairman of Novartis BioVentures Ltd., a private equity firm affiliated with Novartis A.G., a pharmaceutical company. Dr. Karabelas has also served as Chief Executive Officer of Worldwide Pharmaceuticals for Novartis AG from January 1998 to July 2000. He is a member of the Scientific Advisory Council of Massachusetts General Hospital and the Visiting Committee for Health Sciences and Technology at Massachusetts Institute of Technology. In addition, Dr. Karabelas serves as a director of Halsey Drug Co., Inc., Human Genome Sciences, Inc. and SkyePharma plc. Dr. Karabelas holds a Ph.D. in pharmacokinetics from the Massachusetts College of Pharmacy.

Michael D. Loberg, Ph.D. has served as a member of our board of directors and as our Chief Executive Officer since September 1997. He has served as President since September 2003. From 1996 to January 1997, Dr. Loberg served as President of Bristol-Myers Squibb Company's Oncology and Immunology division, a pharmaceuticals company. From 1994 to 1996, Dr. Loberg served as President of Bristol-Myers Squibb Company's U.S. Primary Care division. Dr. Loberg also serves as a director of Advanced Magnetics, Inc. Dr. Loberg holds a B.S. in chemistry from Trinity College and a Ph.D. in chemistry from Washington University.

Manuel Worcel, M.D. has served as our Chief Medical Officer since 1997. He also served as our President from September 1993 to September 2003. From 1993 to 1997, Dr. Worcel also served as our Chief Executive Officer and as a director. From 1989 to 1993, Dr. Worcel served as Head of Cardiovascular Research and Development of Ciba Geigy Corp., a pharmaceutical company. Dr. Worcel has served as a professor at the Institut de la Sante et de la Recherche Medicale in France and is currently a Fellow of the Hypertension Council of the American Heart Association. Dr. Worcel holds a M.D. from the University of Buenos Aires.

L. Gordon Letts, Ph.D. has served as our Senior Vice President, Research and Development and as our Chief Scientific Officer since May 1997. From December 1993 to May 1997, Dr. Letts served as our Vice President, Research. From 1987 to 1993, he served as Director of Pharmacology for Boehringer Ingelheim Pharmaceuticals, a United States subsidiary of a German pharmaceuticals company. Dr. Letts currently serves as a Vice President of the International Association of Inflammation Societies and serves on the scientific advisory board of IPS Pharma, Inc., a privately-held biopharmaceutical company. Dr. Letts holds a Ph.D. in pharmacology from Sydney University.

Lawrence E. Bloch, M.D., J.D. has served as our Chief Financial Officer and Chief Business Officer since September 2004. Dr. Bloch served from 2000 to 2004 as Chief Financial Officer, and from 1999 to 2002 as Vice President of Business Development, at Applied Molecular Evolution, Inc., a life sciences company focused on applying directed molecular evolution to discovering, optimizing and developing human biotherapeutics. Dr. Bloch holds a B.S. from Stanford University, a M.Phil. in finance from Cambridge University, a J.D. from Harvard Law School, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School.

Mark H. Pavao has served as our Senior Vice President, Sales and Marketing since July 2004. From August 2001 to July 2004 Mr. Pavao served as Vice President, Neuroscience Marketing for Bristol-Myers Squibb Company, a pharmaceuticals and health care products company. From February 2000 to May 2001 Mr. Pavao served as Vice President, Sales and Marketing at Helios Health, Inc., a provider of Internet-connected patient education kiosks. From 1989 from 2000 Mr. Pavao held various positions at SmithKline Beecham Pharmaceuticals, a pharmaceuticals company, culminating in his service as Vice President, Healthcare Initiatives from September 1999 to February 2000. Mr. Pavao holds a B.A. from the University of North Carolina at Chapel Hill and an M.B.A. from The Wharton School at the University of Pennsylvania.

James G. Ham, III has served as our Vice President of Finance since September 2004. From 2001 to 2003 Mr. Ham served as Chief Financial Officer at Clearview Projects, a consulting firm providing business development and licensing support services to the biotech industry. From 1977 to 2001, Mr. Ham held various positions at Bristol-Myers Squibb Company, a pharmaceuticals and health care products company, including positions with financial responsibility for Bristol-Myers Squibb's ethical pharmaceutical division, U.S. pharmaceutical division and operational planning for the Worldwide Pharmaceutical Group, and culminating in his service as Vice President Information Technology—Global Business Services from 1994 to 2001. Mr. Ham holds a B.S. from Villanova University and an M.B.A. from St. John's University.

Robert S. Cohen has served as a member of our board of directors since July 1997. Mr. Cohen has served as a consultant to pharmaceutical and biotechnology companies for the past two years. From October 1999 to May 2001, Mr. Cohen served as Chief Executive Officer of Memory Pharmaceuticals Corp., a pharmaceutical company. From March 1997 to June 1999, Mr. Cohen served as President and Chief Executive Officer of Shire Laboratories Inc., a drug delivery company. Mr. Cohen also served first as Chief Operating Officer and then Chief Executive Officer of Pharmavene Inc. which subsequently merged with Shire Pharmaceutical Group, plc. Mr. Cohen holds a B.S. and an M.S. degree from Brooklyn College of Pharmacy of Long Island University and attended the Harvard Business School Advanced Management Program.

Zola P. Horovitz, Ph.D. has served as a member of our board of directors since September 1997. Dr. Horovitz has served as a consultant to the pharmaceutical and biotechnology industries since 1994. Prior to his retirement in 1994, Dr. Horovitz served as Vice President, Business Development and Planning for Bristol-Myers Squibb Company. He also serves as a Director of Avigen, Inc., BioCryst Pharmaceuticals, Inc., DOV Pharmaceutical, Inc., Genaera Corporation, GenVec, Inc., Paligent Inc. and Palatin Technologies, Inc. Dr. Horovitz holds a Ph.D. in pharmacology from the University of Pittsburgh.

Mark Leschly has served as a member of our board of directors since September 1996. Since July 1999, Mr. Leschly has been a Managing Partner with Rho Capital Partners, an investment and venture capital management company. Starting in July 1994 to July 1999, Mr. Leschly was a principal and then a General Partner of HealthCare Ventures, L.L.C., a venture capital management company. From September 1991 to June 1993, Mr. Leschly served as a consultant for McKinsey & Co., a management consulting company. He also serves as a director of Diversa Corporation, Tercica, Inc. and Senomyx, Inc., each biotechnology companies. Mr. Leschly holds a B.A. degree from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

John W. Littlechild has served as a member of our board of directors since June 1999. Mr. Littlechild previously served as our President from inception to May 1993 and as a director from May 1992 to December 1997. Since January 1991, he has served as General Partner of HealthCare Ventures, L.L.C., a venture capital management company. He currently serves on the Executive Committee of the Board of Fellows for Harvard Medical School as well as on the Science and Technology Committee and as Chairman of the Microbiology Department Advisory Board. Mr. Littlechild also serves as a director of Dyax Corp. and Orthofix International NV. Mr. Littlechild holds a B.Sc. from the University of Manchester in England and an M.B.A. from the Manchester Business School.

Joseph Loscalzo, M.D., Ph.D. has served as a member of our board of directors since January 2004. Since 1994 he has been a member of the faculty of Boston University, first as Chief of Cardiology and, since 1997, Chairman of the Department of Medicine. Dr. Loscalzo is also currently the Director of the Whitaker Cardiovascular Institute at Boston University School of Medicine and Physician-in-Chief at the Boston Medical Center. From 1984 to 1994, Dr. Loscalzo was a member of the faculty of Harvard University, where he rose to the rank of Associate Professor of Medicine, and of the staff at Brigham and Women's Hospital, where he became the Director of the Center for Research in Thormbolysis. Dr. Loscalzo holds an A.B., M.D., and a Ph.D. in biochemistry from the University of Pennsylvania.

Davey S. Scoon has served as a member of our board of directors since November 2003. Since October 2003, he has been Chief Administrative and Financial Officer of Tom's of Maine. He also serves as Non-Executive Chairman of the Board of Directors of Tufts Health Plan, where he has been a director since 1981. Prior to joining Tom's of Maine, Mr. Scoon served as Chief Administrative and Financial Officer for SunLife Financial from 1999 to 2003. From 1985 to 1999, Mr. Scoon was employed by Liberty Funds Group of Boston (formerly Colonial Management) as Executive Vice President and Chief Operating Officer. Mr. Scoon holds a B.A. from the University of Wisconsin and an M.B.A. from the Harvard Business School.

Board committees

Our board of directors has established three standing committees—Audit, Compensation and Nominating and Corporate Governance—each of which operates under a charter that has been approved by the board.

Our board of directors has determined that all of the members of each of the board's three standing committees are independent as defined under the rules of the Nasdaq National Stock Market, including, in the case of all members of the Audit Committee, the additional independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. In addition, all of the members of the Audit Committee are independent as defined by the rules of the Nasdaq National Stock Market.

Audit committee

The Audit Committee's responsibilities include:

•  appointing, approving the compensation of, and assessing the independence of our independent auditor;

•  overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from independent auditors;

•  reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•  discussing our risk management policies;

•  establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•  meeting independently with our independent auditors and management; and

•  preparing the audit committee report required by Securities and Exchange Commission rules.

Our board of directors has determined that Mr. Scoon is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

The members of the Audit Committee are Messrs. Scoon and Cohen and Dr. Horovitz.

Compensation committee

The Compensation Committee's responsibilities include:

•  annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•  determining the compensation of our chief executive officer;

•  reviewing and approving, or making recommendations to the board with respect to, the compensation of our other executive officers;

•  overseeing and administering our cash and equity incentive plans; and

•  reviewing and making recommendations to the board with respect to director compensation.

The members of the Compensation Committee are Dr. Karabelas and Messrs. Cohen and Leschly.

Nominating and corporate governance committee

The Nominating and Corporate Governance Committee's responsibilities include:

•  identifying individuals qualified to become board members;

•  recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

•  reviewing and making recommendations to the board with respect to management succession planning;

•  developing and recommending to the board corporate governance principles; and

•  overseeing an annual evaluation of the board.

The members of the Nominating and Corporate Governance Committee are Dr. Horovitz and Messrs. Leschly and Littlechild.

Compensation of directors

We compensate our directors for service on the board of directors in the amount of $4,000 per quarter. In addition, members of the audit committee receive $2,000 per committee meeting, and members of the compensation committee and nominating and corporate governance committee receive $1,000 per committee meeting. The chair of the audit committee receives an additional $2,000 per year, and the chair of the compensation committee and the chair of the nominating and corporate governance committee each receive an additional $1,000 per year. Directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

Directors are also eligible to participate in our amended and restated 2003 stock incentive plan. Each non-employee director is eligible to receive an option to purchase 20,000 shares of our common stock upon his appointment to the board and also is eligible to receive an annual grant of an option to purchase 10,000 shares of our common stock at each year's annual meeting at which he serves as a director. All options granted under our director option program vest in four equal annual installments beginning on the first anniversary of the grant date. Each option terminates on the earlier of ten years from the date of grant or 90 days after the optionee ceases to serve as a director, except in the case of death or disability, in which event the option terminates three months from the date of the director's death or disability. Dr. Loberg's options terminate one year from his death or disability. The exercise price of these options equals the fair market value of our common stock on the date of grant.

For information regarding consulting fees paid to Dr. Loscalzo, a member of our board of directors, see "Related Party Transactions—Boston University."

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, or of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been our employee.

Executive compensation

The table below sets forth the total compensation paid or accrued for the fiscal years ended December 31, 2003, 2002 and 2001 to our chief executive officer and each of our three most highly compensated other executive officers who were serving as executive officers on December 31, 2003 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2003. We refer to these officers as our named executive officers.

Summary compensation table

Long-term compensation awards
Annual compensation
Number of securities underlying options
Name and principal position	Fiscal year	Salary	Bonus	Other annual compensation				All other compensation(2)

Michael D. Loberg, Ph.D. President and Chief Executive Officer	2003 2002 2001	$319,693 304,560 284,502	$136,889 90,577 74,682	$	— 293,208 27,405	(1) (3)	230,000 — 60,000	$1,032 1,032 552
Manuel Worcel, M.D. Chief Medical Officer	2003 2002 2001	259,121 246,774 238,451	87,588 52,439 44,705		— — —		130,000 — 30,000	3,048 1,558 1,492
L. Gordon Letts, Ph.D. Senior Vice President, Research and Development and Chief Scientific Officer	2003 2002 2001	239,080 227,689 219,989	77,596 46,750 36,298		— 35,843 51,540	(3) (3)	130,000 65,000 30,000	976 490 469
Joseph Grimm(4) Senior Vice President, Business Development, Chief Financial Officer, Treasurer and Secretary	2003 2002 2001	216,243 205,947 198,989	72,574 38,512 32,825		— — —		95,000 — 25,000	459 430 411

(1)   Amount represents loan forgiveness of principal and accrued interest, including a gross up on taxable amounts resulting from the forgiveness of interest.

(2)   Amount represents the payment of premiums on group term life insurance.

(3)   Amount represents loan forgiveness of principal and accrued interest, including a gross up on taxable amounts resulting from the forgiveness of both principal and interest.

(4)   Mr. Grimm resigned effective September 1, 2004.

Option grants in last fiscal year

The following table sets forth certain information concerning grants of stock options to purchase shares of our common stock made to executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2003.

Option grants in last fiscal year

	Individual grants					Potential realizable value at assumed annual rates of stock price appreciation for option term (2)
	Number of securities underlying options granted(1)	Percent of total options granted to employees in fiscal year
			Exercise price		Expiration date
						5%	10%

Michael D. Loberg, Ph.D.	100,000 130,000	10% 13%	$ $	2.00 7.98	06/17/2013 12/01/2013	$125,779 652,415	$318,748 1,653,348
Manuel Worcel, M.D.	55,000 75,000	6% 8%	$ $	2.00 7.98	06/17/2013 12/01/2013	69,178 376,393	175,312 953,855
L. Gordon Letts, Ph.D.	55,000 75,000	6% 8%	$ $	2.00 7.98	06/17/2013 12/01/2013	69,178 376,393	175,312 953,855
Joseph Grimm	35,000 60,000	4% 6%	$ $	2.00 7.98	06/17/2013 12/01/2013	44,023 301,115	111,562 763,084

(1)   Options vest and become exercisable in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

(2)   Amounts reported in these columns represent amounts that may be realized upon exercise of the stock options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common stock over the term of the stock options, net of exercise price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

Aggregated option exercises and fiscal year-end option value table

The following table sets forth certain information regarding the exercise of stock options during the fiscal year ended December 31, 2003 and the number and value of unexercised options held as of December 31, 2003 by the executive officers named in the Summary Compensation Table.

Aggregated option exercises in last fiscal year and fiscal year-end option values

			Number of securities underlying unexercised options at fiscal year-end(#)
						Value of unexercised in-the-money options at fiscal year-end($)(2)
	Shares acquired on exercise (#)	Value realized ($)(1)
Name			Exercisable/Unexercisable			Exercisable/Unexercisable

Michael D. Loberg, Ph.D.	—	—	212,940	/	272,060	$1,325,822	/	$745,023
Manuel Worcel, M.D.	30,469	$58,500	317,345	/	151,930	$1,985,240	/	$403,733
L. Gordon Letts, Ph.D.	100,525	138,672	182,695	/	210,430	$1,112,708	/	$707,056
Joseph Grimm	—	—	115,965	/	110,335	$731,704	/	$262,971

(1)   Value represents the difference between the exercise price per share and the fair market value per share of our common stock on the date of exercise, multiplied by the number of shares acquired on exercise.

(2)   Value is based on the difference between the closing sale price per share of our common stock on December 31, 2003, the last trading day of the fiscal year ended December 31, 2003 ($7.185), and the applicable option exercise price, multiplied by the number of shares subject to the option.

Employment letters

We have entered into employment letters with the following executive officers: Dr. Loberg, Dr. Worcel and Dr. Letts. Each of these agreements provide for severance payments in the event of a termination by us without cause up to an amount equal to six months of such executive officer's base salary. In addition, Dr. Worcel's agreement provides that in the event of a sale of our company prior to July 1 of any calendar year, Dr. Worcel will receive 50% of his scheduled bonus for such year, and if such sale occurs anytime after July 1 of any calendar year, he will be entitled to 100% of his scheduled bonus for such year.

Each executive officer has signed our standard form of invention and non-disclosure agreement, providing for protection of our confidential information and ownership of intellectual property developed by such executive officer and our standard form of non-competition and non-solicitation agreement, providing for a one-year non-compete and one year non-solicitation agreement.

Employee benefit plans

Restated 1993 equity incentive plan and amended and restated 2003 stock incentive plan

Our restated 1993 equity incentive plan, or 1993 plan, was initially adopted by our board of directors and stockholders in December 1993. The 1993 plan terminated on December 2, 2003. Currently, no additional stock options may be granted under the 1993 plan, but the vesting and effectiveness of stock options previously granted prior to December 2, 2003 will continue. As of September 30, 2004, 1,466,604 shares were subject to outstanding options under the

1993 plan at a weighted average exercise price of $1.28 per share, and no shares were available for future grant.

Our amended and restated 2003 stock incentive plan, or 2003 plan, was initially adopted by our board of directors in March 2003 and approved by our stockholders in May 2003. In August 2003, our board of directors approved an increase in the number of shares of common stock reserved for issuance under our 2003 plan to 2,500,000 shares. This increase was approved by our stockholders in October 2003. As of September 30, 2004, 2,500,000 shares of common stock were authorized for issuance under the 2003 plan, of which 1,712,703 shares were subject to outstanding options at a weighted average exercise price of $8.40 per share, no shares were outstanding as restricted stock and 751,547 shares were available for future grant.

Both plans provide for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards, and in the case of the 2003 plan, other stock based awards as our board of directors may determine.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the plans. Under present law, however, incentive stock options may only be granted to employees. Under the 2003 plan, no participant may receive any award for more than 500,000 shares in any calendar year.

Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance based compensation under Section 162(m) of the Internal Revenue Code may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant. The plan permits our board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check, surrender to us of shares of common stock owned for at least six months, by delivery to us of a promissory note, or by any combination of the permitted forms of payment. In addition, under the 2003 plan, options may be exercised by delivery to us of an irrevocable undertaking of a creditworthy broker to promptly deliver the exercise price to us.

The compensation committee of our board of directors administers the plans. The compensation committee has the authority to grant awards, including awards to executive officers, and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plans and to interpret the provisions of the plans. In addition, our board of directors may delegate authority under the 2003 plan to one or more of our executive officers. Subject to any applicable limitations contained in the plans, our compensation committee, or if applicable, one or more executive officers to whom authority has been granted under the 2003 plan, selects the recipients of awards and determines:

•  the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•  the exercise price of options;

•  the duration of options;

•  the conditions and limitations applicable to the exercise of each option; and

•  the number of shares of common stock subject to any restricted stock award or, in the case of the 2003 plan, other stock based awards, and the terms and conditions of such awards.

Under the terms of the 2003 plan, the compensation committee may amend outstanding options granted under the plan to provide an option exercise price per share which may be lower or higher than the original option exercise price, and/or cancel any such options and grant in substitution therefor new options covering the same or different numbers of shares of common stock having an option exercise price per share which may be lower or higher than the exercise price of the canceled options.

The 1993 plan will terminate with respect to non-statutory stock options and restricted stock awards on the date on which all shares available for issuance under the plan have been issued pursuant to the exercise or cancellation of options or the final vesting of restricted stock awards granted under the plan. No awards may be granted under the 2003 plan after March 25, 2013, but the vesting and effectiveness of options, restricted stock and other stock based awards previously granted may extend beyond that date.

Our compensation committee may at any time modify or amend the plans, except that:

•  under the 1993 plan, if the approval of our stockholders is required for any such modification or amendment under Section 422 of the Internal Revenue Code with respect to incentive stock options or under Rule 16b-3 under the Securities Exchange Act of 1934, such modification or amendment will not become effective until the modification or amendment is approved by our stockholders; and

•  under the 2003 plan, no award granted under the 2003 plan intended to comply with Section 162(m) shall, after the date of such amendment, become exercisable, realizable or vested, as applicable to such award, unless such amendment is approved by our stockholders as required by Section 162(m).

Both the 2003 plan and 1993 plan provide that in the event of a merger or other acquisition event, the compensation committee is authorized, in its discretion, to take one or more of the following actions:

•  provide for outstanding options to be assumed or substituted for by the acquiring or succeeding entity;

•  provide that all unexercised options will terminate immediately prior to the consummation of such transaction unless previously exercised;

•  in the event of a transaction where the holders of common stock receive a cash payment for their shares, provide for per share cash payment to the optionees equal the cash per share received by the holders of common stock less the exercise price per share of such option; or

•  provide that, immediately prior to such transaction, all unexercised options will become exercisable in full.

Under the 1993 plan, the compensation committee may further provide that any restrictions on outstanding options and/or restricted stock shall terminate, including any right of repurchase in favor of us upon the occurrence of such a transaction. Our rights under the terms of outstanding restricted stock granted under the 2003 plan will inure to the benefit of the surviving or succeeding entity and will continue to apply to any cash or other property into which shares were convertible as a result of such transaction.

2003 employee stock purchase plan

Our 2003 employee stock purchase plan, or 2003 ESPP, was adopted by our board of directors in August 2003 and approved by our stockholders in October 2003. The 2003 ESPP authorizes the issuance of up to a total of 75,000 shares of our common stock to participating employees. As of September 30, 2004, 12,219 shares of common stock have been sold under the 2003 ESPP during 2004 and 62,781 shares are available for future sale.

All of our employees, including our directors who are employees, who meet the following criteria are eligible to participate in the purchase plan if:

•  such person is employed for more than 20 hours per week and for more than five months in a calendar year;

•  such person is employed for at least six months prior to enrolling in the 2003 ESPP; and

•  such person is employed on the first day of the applicable offering period under the 2003 ESPP.

Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock are not eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the 2003 ESPP. Offerings will begin on dates established by our board of directors. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to a maximum of 10% of his or her base pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of full months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the employee's account would purchase at the date of death.

Because the participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(k) plan

Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Related party transactions

Issuance of series E convertible preferred stock

In August 2003, we sold an aggregate of 2,776,347 shares of our series E convertible preferred stock at a price per share of $7.2037 for an aggregate purchase price of approximately $19.9 million. Of these 2,776,347 shares, an aggregate of 2,639,365 shares of series E convertible preferred stock were sold to the directors, officers and five percent stockholders and their affiliates named below. These shares automatically converted into shares of our common stock upon the closing of our initial public offering on November 10, 2003 at a conversion ratio of 1.1526 shares of common stock for each share of series E convertible preferred stock then held.

Name	Series E convertible preferred stock	Purchase price

Rho Ventures(1)	1,665,808	$11,999,981
Funds managed by Healthcare Ventures, L.L.C.(2)	416,452	2,999,995
Funds managed by Care Capital LLC(3)	557,105	4,013,217

Total	2,639,365	$19,013,193

(1)   Consists of 1,060,132 shares of series E preferred stock purchased by Rho Management Trust II; 104,288 shares of series E preferred stock purchased by Rho Ventures IV, L.P.; 245,520 shares of series E preferred stock purchased by Rho Ventures IV (QP), L.P.; and 255,868 shares of series E preferred stock purchased by Rho Ventures IV GmbH & Co. Beteiligungs KG. Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II.

(2)   Consists of 208,226 shares of series E preferred stock purchased by HealthCare Ventures V, L.P. and 208,226 shares of series E preferred stock purchased by HealthCare Ventures VI, LP. John W. Littlechild, a director of NitroMed, is a general partner of HealthCare Ventures, L.L.C., the general partner of each of the funds managed by HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P., and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.

(3)   Consists of 91,231 shares of series E preferred stock purchased by CC/M NitroMed Holdings, L.P.; 15,167 shares of series E preferred stock purchased by CC NitroMed Holdings, L.P.; 78,386 shares of series E preferred stock purchased by CC/Q Partners, L.P.; and 372,321 shares of series E preferred stock purchased by Care Capital Investments II, L.P. Argeris Karabelas, a director of NitroMed, is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.

Registration rights

Certain holders of our common stock, including shares of our common stock underlying warrants, are entitled to require us to register their shares of common stock or participate in a registration of shares of common stock by us under the Securities Act of 1933. These rights are provided under the terms of stockholders' agreements between us and these holders. These holders include the following directors, officers and holders of more than five percent of our voting securities and their affiliates.

Name of holder	Number of registrable shares of common stock

Funds managed by HealthCare Ventures, L.L.C.(1)	6,354,103
Rho Ventures(2)	5,469,333
Funds managed by Care Capital LLC(3)	2,051,533
Michael D. Loberg, Ph.D.	286,608
Manuel Worcel, M.D.	23,289

Total	14,184,866

(1)   John W. Littlechild, a director of NitroMed, is a general partner of HealthCare Partners III, L.P., the general partner of HealthCare Ventures III, L.P., HealthCare Partners IV, L.P., the general partner of HealthCare Ventures IV, L.P., HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P., and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.

(2)   Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II.

(3)   Argeris Karabelas, a director of NitroMed, is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.

Boston University

Dr. Loscalzo, a member of our board of directors, is the Chairman of the Department of Medicine at Boston University Medical School, Physician-in-Chief, Boston Medical Center and Director of the Whitaker Cardiovascular Institute at the Boston Medical Center.

Dr. Loscalzo has served as a consultant since 1992 and as the chair of our scientific advisory board since 1999. In October 2003, we entered into a consulting agreement with Dr. Loscalzo, as amended in April 2004, pursuant to which we have agreed to pay Dr. Loscalzo an annual retainer of $55,000 for his services. The agreement is for a period of ten years, subject to our right to terminate the agreement at any time on 30 days' notice. For the nine months ended September 30, 2004, we paid Dr. Loscalzo $45,000 in consulting fees and $16,000 in board of director fees.

In June 1993, as amended in January 1999 and May 2003, we entered into a research and license agreement with the Trustees of Boston University, or BU. Under the agreement, we have agreed to fund a multi-year research program under Dr. Loscalzo's direction at BU in the area of nitric oxide-enhancing medicines. Our funding is principally for laboratory equipment and supplies as well as a portion of the salary of Martin Feelish, Ph.D., a professor of medicine at BU and a member of our scientific advisory board. We have also agreed to provide Dr. Feelish with access to our research facilities at the BU School of Medicine. Under the agreement, in exchange for our sponsored research funding, BU has granted us exclusive worldwide royalty bearing rights to technology and inventions owned by BU at the effective time of, or developed in the course of, the sponsored research program. We have agreed to pay royalties to BU on all products sold or distributed by us or our affiliates which incorporate or utilize inventions, material or information specified in the agreement. In 2003, we made payments to BU in the amount of $264,500 pursuant to this agreement, excluding the lease payments described below.

In May 2003, we entered into an oral agreement with BU pursuant to which we lease approximately 1,500 square feet of laboratory space from BU at its Evans Biomedical Research Center in Boston, Massachusetts. The lease has a term of three years and we make annual rental payments of $60,000 pursuant to the lease. As provided above, we have agreed to make this space available to Dr. Feelish of BU. In 2003, we made payments to BU under this agreement in the amount of $30,000.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2004 by:

•  each person or entity that beneficially owns more than 5% of the outstanding shares of our common stock;

•  each of our directors;

•  our chief executive officer and our three other most highly compensated executive officers on December 31, 2003; and

•  all of our directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person or entity is determined in accordance with the applicable rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares of our common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. The inclusion of any shares deemed beneficially owned in this table does not constitute an admission of beneficial ownership of those shares.

Name and address of beneficial owner(1)	Number of shares owned	Common stock underlying options acquirable within 60 days	Total beneficial ownership	Percentage of common stock benefically owned(2)

Five percent stockholders:
Funds Managed by HealthCare Ventures, L.L.C.(3) 44 Nassau Street, Second Floor Princeton, NJ 08837	6,354,103	—	6,354,103	24.1%
Rho Ventures(4) 152 West 57th Street, 23rd Floor New York, NY 10019	5,469,333	—	5,469,333	20.8%
Funds Managed by Care Capital LLC(5) 47 Hullfish Street, Suite 310 Princeton, NJ 08542	1,415,234	—	1,415,234	5.4%
Directors and executive officers:
Michael D. Loberg, Ph.D.(6)	359,384	258,970	618,354	2.3%
Manuel Worcel, M.D.	53,758	342,060	395,818	1.5%
L. Gordon Letts, Ph.D.	100,125	200,910	301,035	1.1%
Joseph Grimm(7)	166,765	33,918	200,683	*
Robert S. Cohen	—	28,750	28,750	*
Argeris Karabelas, Ph.D.(8)	1,415,234	8,750	1,423,984	5.4%
Zola Horovitz, Ph.D.	—	28,750	28,750	*
Mark Leschly(9)	5,489,333	23,750	5,513,083	20.9%
John W. Littlechild(10)	6,367,228	5,625	6,372,853	24.2%
Joseph Loscalzo, M.D., Ph.D.	3,449	79,051	82,500	*
Davey S. Scoon	—	5,000	5,000	*
All directors and executive officers as a group (14 persons)	13,955,276	1,015,534	14,970,810	54.7%

*      Less than 1% of our outstanding common stock.

(1)   Unless otherwise indicated, the address of each stockholder is NitroMed, Inc., 125 Spring Street, Lexington, MA 02421.

(2)   Percentage of beneficial ownership is based on 26,356,630 shares of our common stock outstanding as of September 30, 2004. Shares of common stock subject to options currently exercisable, or exercisable within 60 days of September 30, 2004, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage for any other person.

(3)   Consists of 2,407,472 shares of common stock held by HealthCare Ventures III, L.P.; 707,033 shares of common stock held by HealthCare Ventures IV, L.P.; 1,240,788 shares of common stock held by HealthCare Ventures V, L.P.; and 1,998,810 shares of common stock held by HealthCare Ventures VI, L.P. Mr. Littlechild, a director of NitroMed, is a general partner of HealthCare Partners III, L.P., the general partner of HealthCare Ventures, III, L.P., HealthCare Partners IV, L.P., the general partner of HealthCare Ventures IV, L.P., HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P. and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P. Mr. Littlechild disclaims beneficial ownership of the shares held by each of the funds managed by HealthCare Ventures, L.L.C., except to the extent of his pecuniary interest therein.

(4)   Consists of 3,268,877 shares of common stock held by Rho Management Trust II; 378,884 shares of common stock held by Rho Ventures IV L.P., 891,990 shares of common stock held by Rho Ventures IV (QP) L.P. and 929,582 shares of common stock held by Rho Ventures IV GmbH & Co., Beteiligungs KG. Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership of the shares held by each of the funds managed by Rho Capital Partners, Inc. except to the extent of his pecuniary interest therein.

(5)   Information is based on a Statement of Changes in Beneficial Ownership of Securities on Form 4 filed with the Securities and Exchange Commission on September 29, 2004. The shares of common stock listed consist of 617,486 shares of common stock held by CC/Q Partners, L.P.; 281,954 shares of common stock held by CC NitroMed Holdings, L.P.; 433,416 shares of common stock held by Care Capital Investments II, L.P.; and 82,378 shares of common stock held by Care Capital I, LLC. Argeris Karabelas, a director of NitroMed, is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC. Dr. Karabelas disclaims beneficial ownership of the shares held by each of the funds managed by Care Capital LLC, except to the extent of his pecuniary interest therein.

(6)   Includes 72,776 shares of common stock held in trust for the benefit of Dr. Loberg's children of which Dr. Loberg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(7)   Information is based on a Statement of Changes in Beneficial Ownership of Securities on Form 4 filed with the Securities and Exchange Commission on July 14, 2004.

(8)   Includes 1,415,234 shares of common stock held by funds managed by Care Capital LLC. (See Note 5 above).

(9)   Includes 5,469,333 shares of common stock held by funds managed by Rho Ventures. Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership of the shares held by each of the funds managed by Rho Capital Partners, Inc. except to the extent of his pecuniary interest therein.

(10) Includes 6,354,103 shares of common stock held by funds managed by HealthCare Ventures, L.L.C. Mr. Littlechild, a director of NitroMed, is a general partner of HealthCare Partners III, L.P., the general partner of HealthCare Ventures III, L.P., HealthCare Partners IV, L.P., the general partner of HealthCare Ventures IV, L.P., HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P. and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P. Mr. Littlechild disclaims beneficial ownership of the shares held by each of the funds managed by HealthCare Ventures, L.L.C., except to the extent of his pecuniary interest therein.

Description of capital stock

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws.

As of September 30, 2004, our authorized capital stock consists of 65,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of September 30, 2004, there were 26,356,630 shares of common stock issued and outstanding. As of September 30, 2004, there were 57 stockholders of record of our capital stock.

Common stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of any preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•  restricting dividends on the common stock;

•  diluting the voting power of the common stock;

•  impairing the liquidation rights of the common stock; or

•  delaying or preventing changes in control or management of NitroMed.

•  We have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2004, there were warrants outstanding to purchase an aggregate of 14,099 shares of our common stock at a per share exercise price of $0.08. These warrants expire on various dates between 2004 and 2007. Holders of these warrants have registration rights which are outlined below under the heading "Registration Rights."

Registration rights

Under the terms of the fourth amended and restated stockholders agreement, the purchasers of our previously outstanding preferred stock and certain other parties were granted the right to require NitroMed to register under the Securities Act the shares of common stock issued upon conversion of the preferred stock and issuable upon the exercise of warrants to purchase shares of common stock. In addition, these persons have "piggy-back" registration rights in connection with future registrations of our common stock under the Securities Act. The holders of registration rights in connection with this offering have waived their right to participate in this offering.

A holder's right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and registrations on Form S-2 or Form S-3 will be paid by us, and all selling expenses will be paid by the holders of the securities being registered.

Anti-takeover provisions of Delaware law, our restated certificate of incorporation and our amended and restated by-laws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Our restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our restated certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of NitroMed.

Our restated certificate of incorporation and our amended and restated by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our restated certificate of incorporation and our amended and restated by-laws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the board, chief executive officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation and amended and restated by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Limitation of liability and indemnification

Our restated certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our restated certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ national market

Our common stock is listed for quotation on the NASDAQ National Market under the symbol "NTMD."

Material United States federal tax considerations for
non-United States holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•  an individual who is a citizen or resident of the U.S.;

•  a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia; or

•  an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•  a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. persons have the authority to control all of the trust's substantial decisions.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•  insurance companies;

•  tax-exempt organizations;

•  financial institutions;

•  brokers or dealers in securities;

•  partnerships or other pass-through entities;

•  regulated investment companies;

•  pension plans;

•  owners of more than 5% of our common stock;

•  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•  certain U.S. expatriates.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on our common stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Disposition of Our Common Stock."

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the U.S. and such holder's country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the U.S. and such holder's country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on sale, exchange or other disposition of our common stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

•  the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder), in which case the graduated U.S. federal income tax rates applicable to U.S. persons and if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in "Distributions on Our Common Stock" may apply;

•  the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•  we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period if shorter) a "U.S. real property holding corporation" unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in "Distributions on Our Common Stock" may apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. federal estate tax

Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Pacific Growth Equities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	974,364
Pacific Growth Equities, LLC	974,364
Deutsche Bank Securities Inc.	649,575
Bear, Stearns & Co. Inc.	649,575

Total	3,247,878

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the pubic at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.882 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 431,581 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.47 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$1.47	$1.47
Total	$4,774,381	$5,408,805

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $500,000.

A prospectus in electronic format may be made available by password on the internet site maintained by one or more underwriters, selling group members, or their affiliates, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.

All of our officers and directors, and certain of our significant stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for periods ranging from 45 to 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of J.P. Morgan Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options and sell shares pursuant to our 1993 plan, 2003 plan or 2003 ESPP, provided that the recipient of such shares agrees in writing to be bound by the 90-day restrictions on transfer described above. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes or as a distribution to partners, members or shareholders of the holder if the transfer does not require a filing under the Exchange Act (other than a filing on Form 5 after the lock-up period) and where the transferee signs a lock-up agreement. In addition, two of our executive officers, Drs. Manuel Worcel and L. Gordon Letts, and one of our directors, Dr. Joseph Loscalzo, may transfer or dispose of common stock during the lock-up period pursuant to sales plans established in accordance with Rule 10b5-1 of the Exchange Act. Notwithstanding the foregoing restrictions applicable to us or our officers, directors or stockholders, except as applies to one of our directors, Mr. Leschly, and to funds affiliated with Rho Ventures, if (i) during the last 17 days of the 60 or 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the 60 or 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 60 or 90-day restricted period, as applicable, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. There are no agreements between the representatives and any of the stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 60 or 90-day period, as applicable.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed/quoted on the NASDAQ National Market under the symbol "NTMD".

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock we are offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP.

Experts

The financial statements of NitroMed, Inc. at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and documents incorporated therein by reference for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to, or incorporated by reference in, the registration statement for copies of the actual contract, agreement or other document. We are also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We make these documents publicly available free of charge on our website at www.nitromed.com as soon as practicable after filing such documents with the SEC.

You can also read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

NitroMed, Inc.

Index to Financial Statements

Report of Ernst & Young, Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-3
Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 (unaudited)	F-4

Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004 (unaudited)	F-5
Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 (unaudited)	F-9
Notes to Financial Statements	F-10

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NitroMed, Inc.

We have audited the accompanying balance sheets of NitroMed, Inc. as of December 31, 2003 and 2002, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NitroMed, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Boston, Massachusetts
February 19, 2004

NitroMed, Inc.
Balance Sheets

	December 31,
			September 30, 2004
(in thousands, except par value amounts)	2002	2003

			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$5,160	$67,614	$10,636
Marketable securities	6,683	29,474	66,422
Accounts receivable	10,000	—	35
Prepaid expenses and other current assets	267	1,296	927

Total current assets	22,110	98,384	78,020
Property and equipment, net	282	686	2,600
Other assets	100	100	808

Total assets	$22,492	$99,170	$81,428

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Notes payable	$42	$22	$—
Accounts payable	695	832	1,961
Accrued expenses	1,577	2,067	6,194
Deferred revenue	3,958	7,525	7,525

Total current liabilities	6,272	10,446	15,680
Deferred revenue, long term	6,667	6,925	1,731
Notes payable, less current portion	22	—	—

Total liabilities	12,961	17,371	17,411
Commitments and contingencies
Redeemable convertible preferred stock, $.01 par value; 31,912 shares authorized at December 31, 2002; no shares authorized, issued or outstanding at December 31, 2003 and September 30, 2004; 30,770 shares issued and outstanding at December 31, 2002	82,884	—	—
Stockholders' equity (deficit):
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares authorized, issued or outstanding at December 31, 2002, 2003 and September 30, 2004	—	—	—
Common stock, $0.01 par value; authorized 18,077 shares at December 31, 2002 and 65,000 shares at December 31, 2003 and September 30, 2004; issued and outstanding 985 shares as of December 31, 2002, 25,601 shares as of December 31, 2003, and 26,357 shares as of September 30, 2004	10	256	264
Additional paid in capital	3,090	191,604	193,185
Deferred stock compensation	(527)	(3,240)	(2,334)
Accumulated deficit	(75,926)	(106,846)	(126,903)
Accumulated other comprehensive income (loss)	—	25	(195)

Total stockholders' equity (deficit)	(73,353)	81,799	64,017

Total liabilities and stockholders' equity (deficit)	$22,492	$99,170	$81,428

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Statements of Operations

	For the Years Ended December 31,			For the Nine Months Ended September 30,
(in thousands, except per share amounts)
	2001	2002	2003	2003	2004

				(unaudited)
Revenues:
Research and development	$250	$750	$12,775	$5,582	$6,994
Operating expenses:
Research and development	10,214	16,133	18,907	13,718	18,831
General and administrative	2,362	2,531	3,114	1,903	9,152

Total operating expenses	12,576	18,664	22,021	15,621	27,983

Loss from operations	(12,326)	(17,914)	(9,246)	(10,039)	(20,989)
Non-operating income (expense):
Interest expense	(48)	(10)	(4)	(3)	(1)
Interest income	557	387	399	212	913
Other income	188	195	82	82	20

	697	572	477	291	932

Net loss	(11,629)	(17,342)	(8,769)	(9,748)	(20,057)
Deemed dividends related to beneficial conversion features of redeemable convertible preferred stock	—	—	(19,357)	(8,356)	—
Dividends and accretion to redemption value of redeemable convertible preferred stock	(1,662)	(2,697)	(2,794)	(2,330)	—

Net loss attributable to common stockholders	$(13,291)	$(20,039)	$(30,920)	$(20,434)	$(20,057)

Basic and diluted net loss attributable to common stockholders per common share	$(17.91)	$(20.66)	$(6.95)	$(20.58)	$(0.78)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	742	970	4,447	993	25,829

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Statements of Redeemable Convertible Preferred Stock and
Stockholders' Equity (Deficit)

	Redeemable Convertible Preferred Stock		Common Stock
						Note Receivable from Stock Purchase Agreement
					Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
(in thousands, except per share amounts)				Par Value			Deferred Stock Compensation	Accumulated Deficit
	Shares	Amount	Shares

Balance at December 31, 2000	26,228	$44,277	589	$6	$1,349	$(252)		$(42,596)	—	$(41,493)
Exercise of stock options			9	—	6					6
Exercise of warrants			365	4	26					30
Compensation expense associated with note receivable from stock purchase agreement					253					253
Compensation expense associated with options issued to non-employees and performance options issued to employees					220					220
Issuance of Series E preferred stock in June 2001 at $7.20 per share for cash (net of issuance costs of $143)	4,292	30,773
Issuance of Series F preferred stock in November 2001 at $14.00 per share for cash (net of issuance costs of $25)	250	3,475
Accretion of Series E dividends		1,471						(1,471)		(1,471)
Accretion of preferred stock to redemption value		191						(191)		(191)
Net loss								(11,629)		(11,629)

Balance at December 31, 2001	30,770	$80,187	963	$10	$1,854	$(252)		$(55,887)	—	$(54,275)

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Statements of Redeemable Convertible Preferred Stock and
Stockholders' Equity (Deficit)

	Redeemable Convertible Preferred Stock		Common Stock
						Note Receivable from Stock Purchase Agreement
					Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
(in thousands, except per share amounts)				Par Value			Deferred Stock Compensation	Accumulated Deficit
	Shares	Amount	Shares

Balance at December 31, 2001	30,770	$80,187	963	$10	$1,854	$(252)		$(55,887)	—	$(54,275)
Exercise of stock options			22	—	23					23
Compensation expense associated with and forgiveness of note receivable from stock purchase agreement					392	252				644
Deferred stock compensation expense associated with stock options					566		$(566)			—
Amortization of deferred stock compensation							39			39
Compensation expense associated with options issued to non-employees and performance options issued to employees					255					255
Accretion of Series E dividends		2,473						(2,473)		(2,473)
Accretion of preferred stock to redemption value		224						(224)		(224)
Net loss								(17,342)		(17,342)

Balance at December 31, 2002	30,770	$82,884	985	$10	$3,090	$—	$(527)	$(75,926)	—	$(73,353)

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Statements of Redeemable Convertible Preferred Stock and
Stockholders' Equity (Deficit)

	Redeemable Convertible Preferred Stock		Common Stock
						Note Receivable from Stock Purchase Agreement
					Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
				Par Value			Deferred Stock Compensation	Accumulated Deficit
(in thousands, except per share amounts)	Shares	Amount	Shares

Balance at December 31, 2002	30,770	$82,884	985	$10	$3,090	—	$(527)	$(75,926)	—	$(73,353)
Exercise of stock options			217	2	131					133
Deferred stock compensation expense associated with stock options					3,317		(3,317)			—
Amortization of deferred stock compensation							604			604
Compensation expense associated with options issued to non-employees and performance options issued to employees					303					303
Accretion of Series E dividends		2,469						(2,469)		(2,469)
Accretion of preferred stock to redemption value		325						(325)		(325)
Beneficial conversion features of Series E					19,320			(19,320)		—
Beneficial conversion features of Series F					37			(37)		—
Issuance of Series E preferred stock in August 2003 at $7.20 per share for cash (net of issuance costs of $100)	2,776	19,900
Issuance of common stock from initial public offering ("IPO") (net of issuance costs of $5,928)			6,000	60	60,012					60,072
Conversion of preferred stock to common stock at IPO	(33,546)	(105,578)	18,399	184	105,394					105,578
Unrealized gains on cash equivalents and marketable securities									25	25
Net loss								(8,769)		(8,769)

Comprehensive loss										(8,744)

Balance at December 31, 2003	—	$—	25,601	$256	$191,604	$—	$(3,240)	$(106,846)	$25	$81,799

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Statements of Redeemable Convertible Preferred Stock and
Stockholders' Equity (Deficit)

	Redeemable Convertible Preferred Stock		Common Stock
						Note Receivable from Stock Purchase Agreement
					Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
(in thousands, except per share amounts)				Par Value			Deferred Stock Compensation	Accumulated Deficit
	Shares	Amount	Shares

Balance at December 31, 2003	—	$—	25,601	$256	$191,604	$—	$(3,240)	$(106,846)	$25	$81,799
Exercise of stock options (unaudited)			507	6	627					633
Employee stock purchase plan (unaudited)			12		63					63
Amortization of deferred stock compensation (unaudited)							762			762
Compensation expense associated with options issued to non-employees and performance options issued to employees (unaudited)					1,037					1,037
Cancellation of stock options (unaudited)					(144)		144			—
Exercise of warrants (unaudited)			237	2	(2)
Unrealized loss on cash equivalents and marketable securities (unaudited)									(220)	(220)
Net loss (unaudited)								(20,057)		(20,057)

Comprehensive loss (unaudited)										(20,277)

Balance at September 30, 2004 (unaudited)	—	—	26,357	$264	$193,185	—	$(2,334)	$(126,903)	$(195)	$64,017

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Statements of Cash Flows

	For the Years Ended December 31,			For the Nine Months Ended September 30,
(in thousands)	2001	2002	2003	2003	2004

				(unaudited)
Cash flows from operating activities:
Net loss	$(11,629)	$(17,342)	$(8,769)	$(9,748)	$(20,057)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	319	219	251	179	265
Employee loan receivable forgiven	30	—	—	—	—
Forgiveness of note receivable from stock purchase agreement	—	252	—	—	—
Stock based compensation expense	474	686	907	741	1,799
Changes in operating assets and liabilities:
Accounts receivable	—	—	10,000	9,954	(35)
Prepaid expenses and other current assets	(825)	636	(1,029)	(1,328)	369
Accounts payable and accrued expenses	335	103	627	357	5,256
Deferred revenue	1,375	(750)	3,825	2,419	(5,194)

Net cash provided by (used in) operating activities	(9,921)	(16,196)	5,812	2,574	(17,597)
Cash flows from investing activities:
Purchases of marketable securities	(7,669)	(11,041)	(37,562)	(29,540)	(72,241)
Sales of marketable securities	10	12,017	14,796	10,079	35,073
Purchases of property and equipment	(54)	(26)	(655)	(300)	(2,179)
Other assets	—	—	—	—	(708)

Net cash provided by (used in) investing activities	(7,713)	950	(23,421)	(19,761)	(40,055)
Cash flows from financing activities:
Principal payments on notes payable	(537)	(289)	(42)	(31)	(22)
Proceeds from stock plans	6	23	133	40	696
Proceeds from exercise of stock purchase warrants	30	—	—	—	—
Net proceeds from sale of redeemable convertible preferred stock	34,248	—	19,900	19,900	—
Net proceeds from sale of common stock in initial public offering	—	—	60,072	—	—

Net cash provided by (used in) financing activities	33,747	(266)	80,063	19,909	674
Net increase (decrease) in cash and cash equivalents	16,113	(15,512)	62,454	2,722	(56,978)
Cash and cash equivalents, beginning balance	4,559	20,672	5,160	5,160	67,614

Cash and cash equivalents, ending balance	$20,672	$5,160	$67,614	$7,882	$10,636

Supplemental disclosure:
Cash paid during the period for interest	$48	$10	$4	$3	$1

The accompanying notes are an integral part of the financial statements.

NitroMed, Inc.
Notes to Financial Statements

Years ended December 31, 2001, 2002 and 2003 and
the Nine-Month Periods ended September 30, 2003 and 2004
(all tabular amounts in thousands except per share amounts)

1.    The Company

NitroMed, Inc. (the Company) is an emerging pharmaceutical company with substantial expertise and intellectual property in nitric oxide-based drug development. The Company's goal is to become a leading, multi-product pharmaceutical company by developing additional innovative nitric oxide products and by building on its BiDil development experience and infrastructure to identify and market additional products for cardiovascular and metabolic diseases for the African American population. The Company is developing its lead nitric oxide-enhancing drug candidate, BiDil, to treat African Americans diagnosed with heart failure.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash, cash equivalents and marketable securities. The majority of the Company's cash and cash equivalents and marketable securities are maintained with well-known, established financial institutions.

Cash Equivalents and Marketable Securities

Cash equivalents are short-term, highly liquid investments with maturities of three months or less at the time of acquisition. Investments with maturities in excess of three months at the time of acquisition are classified as marketable securities and designated as available-for-sale. Cash equivalents consist of institutional money market funds, and marketable securities consist of corporate bonds with contractual maturities of less than two years. Available-for-sale securities are carried at fair market value, which approximates amortized cost, as reported by the custodian, and unrealized gains and losses, if any, are reported as a separate component of other comprehensive income (loss) within stockholders' equity (deficit). Realized gains and losses and unrealized gains and losses were not material for the years ended December 31, 2001, 2002 and 2003.

Fair Value of Financial Instruments

Financial instruments mainly consist of cash and cash equivalents, marketable securities, accounts receivable and long-term obligations. The carrying amounts of these instruments approximate their fair values.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which range between three to five years. Leasehold improvements are amortized based upon the lesser of the term of the lease or the useful life of the asset. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Research and Development Expenses

Research and development costs primarily consist of salaries and related expenses for personnel, fees paid to consultants and outside service providers and materials used in clinical trials and research and development. The Company charges research and development expenses, including costs associated with acquiring patents, to operations as incurred.

The Company enters into contracts with professional service providers to conduct clinical trials and related services. These professional service providers render services over an extended period of time, generally one to three years. Typically, the Company enters into two types of vendor contracts, patient based or time-based. Under a patient based contract, the Company first determines an appropriate per patient cost using critical factors contained within the contract, which include the estimated number of patients, the cost assigned to each patient based on a patient's number of visits and the total dollar value of the contract. The Company then records expense based upon the total number of patients enrolled during the period and the status of each patient. Under a time based contract, using critical factors contained within the contract such as the stated duration of the contract and the timing of services provided, the Company records the contractual expense for each service provided ratably over the period during which the Company estimates the service will be performed. On a monthly basis, the Company reviews both the timetable of services to be rendered and the timing of services actually received based on regular communications with its vendors in order to gauge the reasonableness of its estimates. Based upon this review, revisions may be made to the forecasted timetable or the extent of services performed, or both, in order to reflect the Company's most current estimate of the contract.

Revenue Recognition

Revenue is deemed earned when all of the following have occurred: all obligations of the Company relating to the revenue have been met and the earnings process is complete; the monies received or receivable are not refundable irrespective of research results; and there are neither future obligations or milestones to be met by the Company with respect to such revenue. The Company recognizes revenue from nonrefundable, up-front licenses and related payments, not specifically tied to a separate earnings process, ratably over the period that the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in each contract. When payments are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation associated with the payment has been satisfied. Performance obligations typically consist of contracted services or development milestones. Revenue from services performed under collaborative research agreements is recognized as reimbursable costs are incurred. Revenue from significant milestones in the development lifecycle of the related technology, including initiation of clinical trials or filing for and obtaining approvals with regulatory agencies are considered earned when the payor acknowledges the milestone achievement, which is generally by payment of amounts due.

Stock Based Compensation

The Company has elected to account for its stock based compensation plans under the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, rather than the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). In accordance with EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services" (EITF 96-18), the Company records compensation expense equal to the fair value of the option granted to non-employees over the vesting period, which is generally the period of service.

FAS 123 requires pro forma information regarding net loss and net loss per share as if the Company had accounted for its stock based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock options used to compute pro forma net loss is the estimated fair value at the grant date using the Black Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2001	2002	2003

Risk-free interest rate	4.5%	3.5%	2.8%
Expected volatility	80%	80%	80%
Expected lives	4 years	4 years	4 years
Expected dividend	—	—	—

The per-share, weighted average grant date fair value of options granted during the years ended December 31, 2001, 2002 and 2003 were $1.29, $3.28 and $6.49, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option vesting period. Had compensation expense for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net loss and net loss per share would have been as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004

				(unaudited)
Net loss attributable to common stockholders as reported	$(13,291)	$(20,039)	$(30,920)	$(20,434)	$(20,057)
Add: Stock based employee compensation expense included in reported net loss	310	522	722	522	1,200
Deduct: Stock based employee compensation expense determined under fair value based method	(213)	(319)	(850)	(470)	(1,616)

FAS 123 Pro forma net loss	$(13,194)	$(19,836)	$(31,048)	$(20,382)	$(20,473)

Basic and diluted net loss per share
As reported	$(17.91)	$(20.66)	$(6.95)	$(20.58)	$(0.78)
FAS 123 Pro forma	$(17.78)	$(20.45)	$(6.98)	$(20.53)	$(0.79)

Accumulated Other Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Accumulated other comprehensive income (loss) is comprised entirely of unrealized gains and losses on available-for-sale marketable securities.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards and tax credits, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock and the dilutive potential common stock equivalents then outstanding. Potential common stock equivalents consist of stock options, warrants and redeemable convertible preferred stock. Since the Company has a net loss for all periods presented, the effect of all potentially dilutive securities is antidilutive. Accordingly, basic and diluted net loss per share is the same.

Unaudited Interim Financial Statements

The financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year. All financial statement amounts and disclosures related to the nine-month periods ended September 30, 2003 and 2004 are unaudited.

Segment Information

During the three years ended December 31, 2003, the Company operated in one reportable business segment, developing nitric oxide-enhancing therapeutics, under the management approach of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

New Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which was amended by FIN 46R issued in December 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. This Interpretation applies immediately to VIEs created after January 31, 2003. It also applies in the first fiscal year or interim period ending after March 15, 2004, to VIEs created before February 1, 2003 in which an enterprise holds a variable interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the Company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the Company will hold a significant variable interest in, or have significant involvement with, an existing VIE. The Company does not have any entities that require disclosure or entities that would require consolidation under FIN 46 that had not previously been consolidated as a result of FIN 46.

3.    Cash Equivalents and Marketable Securities

The following is a summary of the fair market value of available-for-sale money market funds and marketable securities which the Company held at December 31, 2002 and 2003.

		Gross unrealized gains	Gross unrealized losses
	Amortized cost			Estimated fair value
December 31, 2002

Cash and money market funds	$5,160	—	—	$5,160
U.S. Government agencies due in one year or less	574	—	—	574
Corporate notes due in one year or less	6,109	—	—	6,109

Total	11,843	—	—	11,843

Less amounts classified as cash and cash equivalents	5,160	—	—	5,160

Total marketable securities	$6,683	—	—	$6,683

		Gross unrealized gains	Gross unrealized losses
				Estimated fair value
December 31, 2003	Amortized cost

Cash and money market funds	$7,893	$—	$—	$7,893
Commercial paper	58,712	9	—	58,721
U.S. Government agencies due in one year or less	7,150	3	—	7,153
Asset backed securities
Due in one year or less	2,262	—	—	2,262
Due in one to three years	5,596	12	—	5,608
Corporate notes
Due in one year or less	12,866	2	(6)	12,862
Due in one to three years	2,584	5	—	2,589

Total	97,063	31	(6)	97,088
Less amounts classified as cash and cash equivalents	67,605	9	—	67,614

Total marketable securities	$29,458	$22	$(6)	$29,474

4.    Note Receivable from Stock Purchase Agreement

On December 31, 1997, the Company executed a $252,000 loan to an officer that was used to purchase 350,000 shares of restricted common stock of the Company at a purchase price of $0.72 per share. These shares were granted under the Company's 1993 Equity Incentive Plan. The loan was due and payable in full in September 2002, bore interest at a rate of 6.02% per annum (which interest was forgiven) and was secured, pursuant to the terms of a Pledge Agreement, by the restricted shares. Twenty percent of the shares vested at the date of issuance and an additional 20% of the shares vested annually each September. Based on the terms of the arrangement, the award was required to be accounted for as variable compensation. Accordingly, the Company recorded noncash stock compensation charges for the years ended December 31, 2001 and 2002 of $253,000 and $392,000, respectively. In addition, during September 2002, the Company forgave the loan and recorded an additional noncash compensation charge of $252,000 for the year ended December 31, 2002.

5.    Property and Equipment

Property and equipment consist of the following:

	December 31,
	2002	2003

Laboratory furniture, fixtures and equipment	$634	$1,021
Office furniture, fixtures and equipment	233	438
Leasehold improvements	877	940

	1,744	2,399
Less accumulated depreciation and amortization	(1,462)	(1,713)

	$282	$686

6.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2002	2003

Clinical trial costs	$1,017	$865
Compensation and related benefits	450	759
Other	110	443

	$1,577	$2,067

7.    Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

Redeemable Convertible Preferred Stock

The Company had issued Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock, and Series F junior redeemable convertible preferred stock (collectively, Series Preferred Stock) as follows:

	December 31,
	2002	2003

Series A: 5,000 shares authorized, issued and outstanding	$4,996	$—
Series B: 17,005 shares authorized; 16,510 shares issued and outstanding	16,507	—
Series C: 3,158 shares authorized; issued and outstanding	11,985	—
Series D: 2,138 shares authorized; 1,560 shares issued and outstanding	11,104	—
Series E: 4,361 shares authorized at December 31, 2002; 4,292 shares issued and outstanding	34,804	—
Series F: 250 shares authorized, issued and outstanding	3,488	—

Total	$82,884	$—

Initial Public Offering

On November 10, 2003, the Company completed its initial public offering and sold 6,000,000 shares of common stock for $11.00 per share for net proceeds of approximately $60.1 million. In connection with the initial public offering all of the outstanding shares of the Company's redeemable convertible preferred stock, including accrued but unpaid Series E dividends of $6.4 million, converted into 18,398,496 shares of the Company's common stock based upon the conversion ratios then applicable.

Conversion

The Series Preferred Stock were convertible, at the option of the holder, subject to adjustments for stock splits, stock dividends, recapitalizations and the like, as well as dilutive issuances of common stock, if any, as follows as of December 31, 2002:

	Number of Shares of Preferred Stock	Conversion Ratio	Equivalent Shares of Common Stock
Series of Preferred Stock

Series A	5,000	0.125	625
Series B	16,510	0.250	4,127
Series C	3,158	1.000	3,158
Series D	1,560	1.000	1,560
Series E	4,292	1.000	4,292
Series F	250	1.000	250

Total	30,770		14,012

Series E and F

On August 1, 2003, the Company completed the sale of 2,776,347 shares of Series E redeemable convertible preferred stock for net proceeds of $19.9 million. These shares automatically converted to common stock upon the closing of the Company's initial public offering of common stock on November 10, 2003. These shares contained a beneficial conversion feature based on the fair value of the common stock into which the shares were convertible. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the value of such beneficial conversion feature of approximately $8.3 million has been recognized as a deemed dividend in the three month period ended September 30, 2003.

The Series F conversion ratio provided for additional shares of common stock when the Company issued equity securities, as defined, for consideration of less than $14 per share, the purchase price of Series F. As a result of the above sale of these Series E shares, the Series F conversion ratio was increased from 1:1 to 1:1.073364. The adjustment to the Series F conversion ratio is a beneficial conversion feature. In accordance with EITF 00-27, "Application of Issue 98-5 to Certain Convertible Instruments", the value of such beneficial conversion feature of approximately $37,000 has been recognized as a deemed dividend in the three month period ended September 30, 2003.

Subsequent to the August 2003 sale of the Series E shares, the Series E stockholders and the Company agreed to increase the Series E conversion ratio from 1:1 to 1:1.1526 in consideration of the Series E stockholders waiving their rights to certain anti-dilution provisions. The adjustment to the conversion ratio, which was contingent on the initial public offering, is a beneficial conversion feature. In accordance with EITF 00-27, the value of the Series E beneficial conversion feature of approximately $11.0 million has been recognized as a deemed dividend in the period of issuance, which occurred in the fourth quarter of 2003 as a result of the initial public offering. In addition, the conversion of the Series E shares in the initial public offering caused the accrued but unpaid Series E dividends of approximately $6.4 million to become payable through the issuance of 513,033 shares of common stock at the time of the initial public offering.

Undesignated Preferred and Common Stock

On August 18, 2003, the Board of Directors approved an amendment to the Company's Certificate of Incorporation, which became effective on November 5, 2003 and increased the Company's authorized shares of common stock to 35,000,000. On August 18, 2003, the Board of Directors also approved a Restated Certificate of Incorporation, which became effective upon the consummation of the initial public offering on November 10, 2003 and increased the Company's authorized shares of common stock to 65,000,000 and authorized 5,000,000 shares of undesignated preferred stock, issuable in one or more series designated from time to time by the Board of Directors.

Stock Purchase Warrants

At December 31, 2002 and 2003, there were stock purchase warrants outstanding to purchase 24,160 and 127,187 shares of the Company's common stock at exercise prices of $.01 to $.08 per share, respectively, which expire beginning in 2004 through 2007. In addition, stock purchase warrants to purchase 123,749 shares of common stock at an exercise price of $4.00 per share, which expire in 2006, were outstanding at December 31, 2003.

Stock Option Plans

The Company's Restated 1993 Equity Incentive Plan (the "1993 plan") provides for the grant of incentive stock options, nonstatutory stock options and restricted stock awards to purchase up to 2,288,200 shares of common stock. Officers, employees, directors, consultants and advisors of the Company are eligible to be granted options under the 1993 plan at a price not less than 100% (110% in the case of incentive stock options granted to 10% or greater stockholders) of the fair market value of such stock, as determined by the Board of Directors, at the time the option is granted. In May 2003, the Company's stockholders approved the 2003 Stock Incentive Plan (the "2003 plan), under which 800,000 shares of common stock were authorized for issuance. In October 2003, the stockholders approved an amended and restated plan which provided, among other things, for an increase of shares authorized for issuance under the 2003 plan to 2,500,000.

While the Company may grant options to employees, which become exercisable at different times or within different periods, the Company generally has granted options to employees that are exercisable in annual installments of 25% each on the first four anniversary dates of the grant.

Information with respect to activity under the Plans is as follows:

		Weighted-average Exercise Price Per Share
	Number of Options
Stock Option Activity

Balance at December 31, 2000	1,718	$0.94
Options granted	441	2.00
Options canceled	(2)	1.82
Options exercised	(9)	0.74

Balance at December 31, 2001	2,148	1.16
Options granted	241	2.00
Options canceled	(226)	1.74
Options exercised	(22)	1.04

Balance at December 31, 2002	2,141	1.19
Options granted	978	5.30
Options canceled	(3)	1.95
Options exercised	(217)	0.61

Balance at December 31, 2003	2,899	$2.62

The following table summarizes information about options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
			Weighted- average Remaining Contractual Life (In Years)
		Weighted- average Exercise Price			Weighted- average Exercise Price
Range of Exercise Prices	Number of Shares			Number of Shares

$0.08–$0.72	859	$0.72	4.0	858	$0.72
$1.20–$2.00	1,503	1.77	6.8	668	1.57
$7.98–$8.90	537	8.04	9.9	—	—

	2,899	$2.62	6.5	1,526	$1.09

There were 1,276,796 and 1,531,468 options exercisable at December 31, 2001 and 2002, respectively. At December 31, 2003, the Company has 1,545,494 options available for future grant.

During 1999 and 2000, the Company granted 75,100 and 100,000 performance based options, respectively, with an exercise price of $1.30 to certain employees, which allow for acceleration of the vesting period upon the occurrence of certain defined events. Of the 100,000 granted, 5,000 options were forfeited in 2002. Based on the terms of the arrangements, the awards are required to be accounted for as variable, and compensation expense is measured as the difference between the fair market value of the Company's common stock at the reporting period date and the exercise price of the award. Compensation expense is recognized over the vesting period and totaled $57,000, $91,000 and $118,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

During 1999, 2000, 2001 and 2003, the Company granted a total of 161,000 stock options to nonemployees at a weighted average exercise price of $1.53 per share, all of which remain outstanding at December 31, 2003. The Company has applied the recognition provisions of FAS 123 and EITF 96-18 related to these stock options and utilized the Black Scholes option pricing model to determine the fair value of these stock options at each reporting date. In connection with these awards, the Company recognized compensation expense of $163,000, $164,000 and $185,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

During 2002 and 2003, the Company granted 241,000 and 413,250 options, respectively, to employees at exercise prices below the fair value of the Company's common stock. The weighted average exercise price of these options is $2.00 per share. The Company recorded deferred stock compensation expense related to these grants of $566,000 and $3,317,000 for the years ended December 31, 2002 and 2003, respectively. These amounts are being recognized as stock based compensation expense ratably over the vesting period of four years. Included in the results of operations for the years ended December 31, 2002 and 2003 is compensation expense of $39,000 and $604,000, respectively.

Employee Stock Purchase Plan

On August 18, 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which provides for the sale of up to 75,000 shares of common stock to participating employees. Under the Stock Purchase Plan, eligible employees may purchase common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of the employee's compensation or $25,000 in any calendar year. The first offering period began on January 1, 2004.

8.    Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the respective periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)

Basic and Diluted:
Net loss	$(11,629)	$(17,342)	$(8,769)	$(9,748)	$(20,057)
Deemed dividends related to beneficial conversion features of redeemable convertible preferred stock	—	—	(19,357)	(8,356)	—
Dividends and accretion to redemption value of redeemable convertible preferred stock prior to conversion	(1,662)	(2,697)	(2,794)	(2,330)	—

Net loss attributable to common stockholders	$(13,291)	$(20,039)	$(30,920)	$(20,434)	$(20,057)

Weighted average common shares used to compute net loss per share	742	970	4,447	993	25,829

Basic and diluted net loss per share	$(17.91)	$(20.66)	$(6.95)	$(20.58)	$(0.78)

Options to purchase 2,148,235, 2,141,401 and 2,898,584 shares of common stock for the years ended December 31, 2001, 2002 and 2003, respectively, and 2,524,896 and 3,179,307 shares of common stock for the nine-month periods ended September 30, 2003 and 2004, respectively, have been excluded from the computation of net loss per share as their effects would have been antidilutive. Warrants to purchase 275,096 shares of common stock for the years ended December 31, 2001, 2002 and 2003 and 275,906 and 14,099 shares of common stock for the nine-month periods ended September 30, 2003 and 2004, respectively, have been excluded from the computation of net loss per share as their effects would have been antidilutive.

9.    Notes Payable

Notes payable consisted of the following:

	December 31,
	2002	2003

Note payable in monthly payments of $4 through June 30, 2004, including interest at 8% per annum	$64	$22
Less current portion	(42)	(22)

Long term portion	$22	$—

10.    Operating Lease

The Company leased its previous research facilities under an operating lease that expired on September 30, 2004. The lease required payment of real estate taxes and other common area maintenance expenses. Under the lease, a security deposit of $100,000 was required to be held in escrow for the life of the lease. Annual rent expense was $580,000 for 2001, 2002 and 2003. The Company sub-leased a portion of its premises and recognized rental income of $188,000, $195,000 and $82,000 in 2001, 2002 and 2003, respectively. The sublease agreement ended in 2003.

On January 30, 2004 the Company executed a lease for approximately 52,000 square feet of laboratory and office space in Lexington, Massachusetts. The rent obligation for the building commenced on August 7, 2004, which was 30 days after the date the Company commenced occupancy of the building. The lease is for a term of ten years with options that permit renewals for additional five-year periods. The Company has the option to terminate the lease at the end of the fifth year for a fee of $4.2 million. At the time of executing this lease agreement, the expected minimum rental commitments under the lease agreement were $392,000, $1,126,000, $1,435,000, $1,505,000, and $1,505,000 for each year in the five calendar year period ending December 31, 2008, respectively, and $9.3 million in total for the remainder of the lease term. In addition to minimum lease commitment, the lease agreement requires the Company to pay its pro rata share of property taxes and building operating expenses.

11.    Research, License and Consulting Agreements

The Company has entered into various research, license and consulting agreements to support its research and development activities.

Johnson & Johnson Agreements

Prior to 2001, the Company had two principal research and development collaboration agreements, both dated April 1997, in which the Company had licensed its technology to Johnson & Johnson and affiliates in return for initial license fees, reimbursement of qualified research expenditures and the purchase of $3.0 million of Series B. The agreements contained provisions for future payments to the Company upon the achievement of certain research and development milestones and future royalties to the Company on sales of products developed under the agreements. One of the agreements with affiliates of Johnson & Johnson was terminated in April 2000 and the other agreement was terminated in September 2001.

With respect to one of the Johnson & Johnson agreements noted above, during 2001, the Company reacquired the previously licensed technology in consideration of future payments totaling $4.5 million. The Company is required to make payments to Johnson & Johnson contingent upon the occurrence of the following events: a portion of up-front and milestone payments received in consideration for granting the rights to the technology; a percent of net sales revenue generated by the Company from product manufactured using the technology; and a percentage of royalty payments received based upon the sale of products derived from the technology. Payments are only required upon the occurrence of such events. Through December 31, 2003, the Company had paid $375,000 to Johnson & Johnson as a result of receiving payments for licensing the reacquired technology.

Boston Scientific Corporation Agreement

In November 2001, the Company entered into a research, development and license agreement with Boston Scientific Corporation ("BSC") that granted a nonexclusive, nonroyalty bearing right and license in certain technology, which had been reacquired from Johnson & Johnson as noted above. In consideration of the license, the Company received a nonrefundable up-front license payment of $1.5 million. At the same time the Company sold to BSC 250,000 shares of Series F for $3.5 million. Under the agreement, the Company planned to deliver two product candidates, as defined in the agreement, to BSC during the two year research term. Accordingly, the Company was recognizing the $1.5 million license fee as revenue ratably over the term of its contractual performance obligation. In January 2003, the Company informally agreed to an extension of the research term to May 2004. As a result, the Company extended the period of revenue recognition for the unrecognized portion of the license payment at December 31, 2002 to May 31, 2004. In December 2003, the Company agreed to extend the agreement to continue the research term through December 2005 and received an additional $3.0 million. The Company will recognize the $3.0 million extension fee and the remaining deferred revenue related to the nonrefundable license payment of $1.5 million over the extension period. For the years ended December 31, 2001, 2002 and 2003, the Company recognized revenue of $125,000, $750,000 and $442,000.

In connection with the agreement, the Company may receive up to $8.3 million in milestone payments if certain development events are achieved by BSC. The Company may receive additional milestone payments for commercial success of any products derived from the licensed technology by BSC. For any individual product that exceeds certain sales levels in any consecutive 12-month period, the Company will receive milestone payments. In addition, the Company may receive royalty payments on net sales of products derived from the licensed technology. The royalty term, which is on a country by country basis related to each product derived by the licensed technology, will generally be 12 years.

BiDil License Agreement

In connection with its development program for BiDil, the Company's lead product candidate, the Company entered into an agreement to license certain technology from an individual who is on the Company's Scientific Advisory Board. The Company also receives services from this individual in consideration of nominal payments and the grant of stock options. Upon obtaining FDA approval and achieving certain development events, the Company is required to make milestone payments of up to $1.0 million in the aggregate. In addition, upon commercial sale of products developed from the technology, the Company is required to make royalty payments on net sales, which will vary depending on sales volume. The royalty term expires upon the later of the expiration of the patent rights or ten years from the first commercial sale. The agreement may be terminated by the Company at any time. During the nine-month period ended September 30, 2004, the Company recorded charges of $1.0 million to research and development expense related to this agreement.

Merck Agreement

In December of 2002, the Company executed a research collaboration and license agreement with Merck Frosst Canada & Co., a wholly owned subsidiary of Merck & Co., in which the Company granted an exclusive, worldwide, royalty bearing license to certain existing technology and any technology pertaining to the licensed technology, developed by the Company during a three-year period commencing January 1, 2003. In consideration of this license, the Company received $10.0 million in January of 2003. Under the agreement, the Company was obligated to perform certain research and development activities in consideration of quarterly fees totaling $7.2 million. The Company is recognizing the license fee as revenue ratably over the term of its contractual performance obligation of three years.

For the year ended December 31, 2003, the Company recognized revenue of $12.3 million related to $15.0 million of license and milestone payments that have been deferred and are being recognized as revenue ratably over the contractual research and development term, a $5.0 million milestone payment for advancing a lead nitric oxide-enhancing COX-2 inhibitor into Phase I human testing and $3.0 million of research and development funding.

In November 2004, the Company agreed with Merck to terminate the collaboration agreement. Merck will pay the Company a lump sum of $1.8 million, representing the full amount of the research funding owed to the Company for 2005. The Company will not receive any commercialization milestones or royalty payments from Merck. As a result of the termination of this agreement, the Company will accelerate the recognition of deferred license revenue of $5.3 million in the fourth quarter of 2004, and will recognize the lump sum payment of $1.8 million as revenue in the fourth quarter of 2004.

12.    Income Taxes

A reconciliation of federal statutory income tax provision to the Company's actual provision is as follows:

	Year Ended December 31,
	2001	2002	2003

Benefit at federal statutory tax rate	$(3,954)	$(5,896)	$(2,982)
Unbenefited operating losses	4,576	6,922	3,175
State taxes, net of federal benefit	(729)	(1,087)	(550)
Non deductible expenses	5	215	357
Other	102	(154)	—

Income tax provision	$—	$—	$—

The significant components of the Company's deferred tax assets are as follows:

	December 31,
	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$14,223	$11,292
Capitalized research costs, net of amortization	12,969	14,534
Tax credit carryforwards	3,504	4,791
Deferred revenue	252	4,369
Depreciation	286	288
Accrued expenses	181	202
Other	26	27

	31,441	35,503
Valuation allowance	(31,441)	(35,503)

Net deferred tax assets	$—	$—

The Company has increased its valuation allowance by $4,062,000 in 2003 to provide a full valuation allowance for deferred tax assets since the realization of these benefits is not considered more likely than not. At December 31, 2003, the Company has unused net operating loss carryforwards of approximately $28,649,000 available to reduce federal taxable income expiring in 2010 through 2023 and $24,741,000 available to reduce state taxable income expiring in 2003 through 2008. The Company also has federal and state research tax credits of approximately $5,694,000 available to offset federal and state income taxes, both of which expire beginning in 2010. The net operating losses and tax credit carryforwards may be subject to the annual limitation provisions of Internal Revenue Code (IRC) Sections 382 and 383. No income tax payments were made in 2001, 2002 or 2003.

13.    Commitments and Contingencies

In connection with its pursuit of obtaining FDA approval of BiDil, the Company contracted with a consulting firm for services related to the development approval process of BiDil. The agreement provides for payment of legal consulting fees if and when the Company receives written FDA approval of BiDil. In addition, the agreement requires the Company to pay royalties on sales of BiDil product. The royalty term ends six months from the date of market introduction of an FDA approved generic version of the BiDil product. During the nine-month period ending September 30, 2004 the Company recorded charges of approximately $1.6 million relative to this agreement. The Company estimates that approximately $2.0 million will be paid out under this arrangement at the time of FDA approval.

An academic institution has asserted that patents and patent applications which relate to the nitric oxide stent program may require a license from such institution. It is the opinion of the Company's management and legal counsel that the disputed intellectual property has been validly licensed to, or is validly owned by, the Company. Accordingly, the accompanying financial statements do not include any provision related to this claim.

14.    Retirement Plan

The Company sponsors a 401(k) plan covering substantially all employees. The plan provides for salary deferral contributions by participants of up to 15% of eligible wages not to exceed Federal requirements. Those employees over 50 years old are permitted to contribute an additional $1,000 per year. The Company does not currently match employee contributions.

15.    Quarterly Results of Operations (Unaudited)

The following table presents unaudited quarterly financial data of the Company.

	Year Ended December 31, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net revenues	$187	$188	$187	$188
Net loss	(3,668)	(3,554)	(5,627)	(4,493)
Net loss available to common stockholders	(4,342)	(4,229)	(6,301)	(5,167)
Basic and diluted net loss available to common stockholders per share	$(4.51)	$(4.39)	$(6.49)	$(5.25)
Weighted average common shares used to compute net loss per share	963	963	971	985

	Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net revenues	$1,694	$1,694	$2,194	$7,193
Net income (loss)	(3,187)	(3,150)	(3,411)	979
Net loss available to common stockholders	(3,861)	(3,825)	(12,748)	(10,486)
Basic and diluted net loss available to common stockholders per share	$(3.92)	$(3.88)	$(12.65)	$(0.71)
Weighted average common shares used to compute net loss per share	985	985	1,008	14,697

3,247,878 shares

Common stock

Prospectus

JPMorgan	Pacific Growth Equities, LLC
Deutsche Bank Securities	Bear, Stearns & Co. Inc.

December 8, 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

QuickLinks

Table of contents
Prospectus summary
The offering
Summary financial data
Risk factors
Cautionary note regarding forward looking information
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Dilution
Selected financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Related party transactions
Principal stockholders
Description of capital stock
Material United States federal tax considerations for non-United States holders of our common stock
Underwriting
Legal matters
Experts
Where you can find more information
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
NitroMed, Inc. Balance Sheets
NitroMed, Inc. Statements of Operations
NitroMed, Inc. Statements of Cash Flows
NitroMed, Inc. Notes to Financial Statements